UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 30, 2010
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b) (7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K (EXCEPT FOR REFERENCES THEREIN TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURTIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-155937) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING REFERENCES TO “UNDERLYING RESULT BEFORE TAX” AND ANY OTHER NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENT OF ING GROEP N.V.

1. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
1.1 Introduction
Presentation of information
In this Report on Form 6-K (“Form 6-K”), and unless otherwise stated or the context otherwise dictates, references to “ING Groep N.V.”, “ING Groep” and “ING Group” refer to ING Groep N.V. and references to “ING”, the “Company”, the “Group”, “we” and “us” refer to ING Groep N.V. and its consolidated subsidiaries. ING Groep N.V.’s primary insurance and banking subsidiaries are ING Verzekeringen N.V. (together with its consolidated subsidiaries, “ING Insurance”) and ING Bank N.V. (together with its consolidated subsidiaries, “ING Bank”), respectively.
All references to IFRS-IASB in this Form 6-K refer to International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), including the decisions ING Group made with regard to the options available under IFRS as issued by the IASB.
All references to IFRS-EU in this Form 6-K refer to International Financial Reporting Standards as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU.
ING prepares financial information in accordance with IFRS-IASB for purposes of reporting with the U.S. Securities and Exchange Commission (“SEC”), including financial information contained in this Form 6-K. The published 2009 Consolidated Annual Accounts of ING Group, however, are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Furthermore, IFRS 9 “Financial instruments” (issued in 2009) is not yet endorsed by the EU and, therefore, is not yet part of IFRS-EU. However, IFRS 9 is only effective as of 2013 and ING has not early adopted IFRS 9 under IFRS-IASB.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
The financial information in this Form 6-K is prepared under IFRS-IASB as required by the SEC. This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies, where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net result amounts compared to those disclosed in this Form 6-K.
A reconciliation between IFRS-EU and IFRS-IASB is included on page 27.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (“US GAAP”).
Underlying result before tax is included within this Form 6-K as this is the performance measure utilized by the Group for segment reporting. Refer to pages 39 and 43 for the reconciliation of underlying net result to net result by reporting segment.
Unless otherwise specified or the context otherwise requires, references to “EUR” are to euros.
Small differences are possible in the tables due to rounding.

Cautionary statement with respect to forward-looking statements
Certain of the statements contained in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.
Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in general economic conditions, in particular economic conditions in ING’s core markets,

•	changes in performance of financial markets, including developing markets,

•	the implementation of ING’s restructuring plan to separate banking and insurance operations,

•	changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness,

•	the frequency and severity of insured loss events,

•	changes affecting mortality and morbidity levels and trends,

•	changes affecting persistency levels,

•	changes affecting interest rate levels,

•	changes affecting currency exchange rates,

•	changes in general competitive factors,

•	changes in laws and regulations,

•	changes in the policies of governments and/or regulatory authorities,

•	conclusions with regard to purchase accounting assumptions and methodologies,

•	changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards,

•	ING’s ability to achieve projected operational synergies.
ING is under no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
Important events and transactions
For important events and transactions, reference is made to Note 13 to the condensed consolidated interim accounts.

1.2 Consolidated results of operations
The following information should be read in conjunction with, and is qualified by reference to the Group’s condensed consolidated interim accounts and other financial information included elsewhere herein. ING Group evaluates the results of its banking operations and insurance operations, including Retail Netherlands, Retail Belgium, ING Direct, Retail Central Europe, Retail Asia, Commercial Banking excluding Real Estate, Real Estate, Insurance Benelux, Insurance Central and Rest of Europe, Insurance US, Insurance Latin America, Insurance Asia/Pacific and ING Investment Management, using the financial performance measure of underlying result before tax. Underlying result before tax is defined as result before tax excluding, as applicable for each respective segment, result from divested units, gains/losses on divestments, certain restructuring charges and other non-operating income/expense.
While these excluded items are significant components in understanding and assessing the Group’s consolidated financial performance, ING Group believes that the presentation of underlying result before tax enhances the understanding and comparability of its segment performance by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. For example, we believe that trends in the underlying profitability of our segments can be more clearly identified without the effects of the realized gains/losses on divestments as the timing of these gains is largely subject to the Company’s discretion, influenced by market opportunities and ING Group does not believe that they are indicative of future results. Underlying result before tax is not a substitute for result before tax as determined in accordance with IFRS-IASB. ING Group’s definition of underlying result before tax may differ from those used by other companies and may change over time. Refer to the reconciliation of underlying result before tax to result before tax by segment in Note 11 to our condensed consolidated interim accounts.
The following table sets forth the consolidated results of operations of ING Group for the six months ended June 30, 2010 and 2009:

	Banking(1)		Insurance(1)		Eliminations		Total
	Six months ended June 30,
	2010	2009	2010	2009	2010	2009	2010	2009
	(EUR millions)

Gross premium income			15,058	16,183			15,058	16,183
Interest result banking operations	6,502	6,223			66	43	6,436	6,180
Commission income	1,317	1,264	905	980			2,222	2,243
Investment and Other income	(375)	(1,180)	4,910	1,261	52	128	4,483	(46)

Total income	7,445	6,307	20,873	18,424	118	171	28,199	24,560

Underwriting expenditure			18,304	16,664			18,304	16,664
Other interest expenses			434	542	118	171	316	370
Operating expenses 4)	4,896	5,148	2,045	2,307			6,941	7,455
Addition to loan loss provision	962	1,625					962	1,625
Other impairments			33	36			33	36

Total expenditure	5,858	6,773	20,816	19,548	118	171	26,556	26,150

Result before tax	1,587	(467)	57	(1,124)			1,643	(1,590)
Taxation	352	(168)	(15)	(180)			337	(348)

Result before minority interests	1,235	(299)	72	(944)			1,306	(1,242)
Minority interests	34	(109)	3	6			37	(103)

Net result	1,201	(190)	68	(950)			1,269	(1,139)

Result before tax	1,587	(467)	57	(1,124)			1,643	(1,590)
Gains/losses on divestments(2)	(415)		2	54			(413)	54
Result divested units	(2)	95	7	(17)			5	78
Special items (3)	181	385	89	375			270	760

Underlying result before tax	1,351	14	154	(711)			1,505	(697)

(1)	Excluding intercompany eliminations.

(2)	Divestments Banking: sale private banking Asia and Switzerland (EUR (415) million, 2010); Divestments Insurance: sale Canada (EUR 46 million, 2009) and other small divestments (EUR 8 million, 2009).

(3)	Special items Banking: restructuring provision (EUR 41 million, 2010; EUR 317 million, 2009), disentanglement and carve out costs (EUR 19 million, 2010), Illiquid Assets Back-up Facility (EUR (70) million, 2009) provision for Retail Netherlands Strategy (EUR 121 million, 2010; EUR 98 million, 2009), not launching ING Direct Japan (EUR 39 million, 2009). Special items Insurance: restructuring provision (EUR 71 million, 2010; EUR 257 million, 2009), disentanglement and carve out costs (EUR 18 million, 2010), Illiquid Assets Back-up Facility (EUR 118 million, 2009).

(4)	Operating expenses within Banking includes “intangibles amortisation and impairments”

Group Overview
The result before tax of the Group for the six months ended June 30, 2010 increased by EUR 3,233 million to EUR 1,643 million, from EUR (1,590) million for the six months ended June 30, 2009. This reflects an increase of EUR 2,054 million and EUR 1,181 million, respectively, for the Group’s banking and insurance operations. Excluding special items of EUR 270 million and EUR 760 million in the first six months of 2010 and 2009, respectively, related to the Retail Netherlands Strategy (under which Postbank and ING Bank will join forces under a single ING brand), restructuring provisions, the result on the Alt A-portfolio (full risk transfer to the Dutch State on 80% of the Alt-A portfolio). Divestments influenced result before tax by EUR (408) million in the first six months of 2010 and by EUR 132 million (including result divested units) in the first six months of 2009, underlying result before tax increased by EUR 2,202 million from EUR (697) million to EUR 1,505 million. The underlying results of ING’s banking operations strongly improved, driven by volume growth at attractive margins, a decline in risk costs and strong cost containment following substantial cuts last year. Underlying results of the insurance operations were impacted by a write-down of deferred acquisition costs as equity markets declined sharply in the second quarter. However, other market related impacts, while elevated continued to diminish.
The Group’s tax charge for the six months ended June 30, 2010 increased to EUR 337 million from EUR (348) million for the six months ended June 30, 2009. This represents an overall effective tax rate of 20.5% for the six months ended June 30, 2010, from 21.9% for the six months ended June 30, 2009. In the banking, operations the tax rate was 22.2% compared with 36.0% for the six months ended June 30, 2009.
Net result for the six months ended June 30, 2010 increased by EUR 2,410 million to EUR 1,269 million from EUR (1,139) million for the six months ended June 30, 2009. Net result from the banking operations increased by EUR 1,391 million to EUR 1,201 million and the net result from the insurance operations increased by EUR 1,018 million to EUR 68 million from EUR (950) million in the first six months of 2009.
ING calculates certain capital ratios on the basis of adjusted capital, which differs from total equity attributable to equity holders of the Company in that it excludes unrealized gains and losses on debt securities, the cash flow hedge reserve and goodwill and includes hybrid capital. Adjusted equity also excludes the difference between IFRS-EU and IFRS-IASB, as capital ratios are based on IFRS-EU as primary accounting basis, which is also the basis for statutory and regulatory reporting. On this basis, the core Tier-1 ratio of ING Bank N.V. stood at 8.6% on June 30, 2010 and 7.8% as at December 31, 2009, well above the regulatory required minimum level of 4%. The increase was driven by an increase in core Tier 1 available capital of EUR 3.8 billion due to retained earnings and positive currency effects. The Insurance Groups Directive Solvency I ratio for ING’s insurance operations increased to 267% of regulatory requirements at the end of June 2010, compared with 251% at December 31, 2009.
It is ING’s policy to pay dividends in relation to the long-term underlying development of cash earnings. Given the uncertain financial environment, ING has decided not to pay an interim dividend on ordinary shares over the first half of 2010.
Banking operations
Income
Total income from banking increased by EUR 1,138 million, or 18.0%, to EUR 7,445 million for the six months ended June 30, 2010 from EUR 6,307 million for the six months ended June 30, 2009, mainly due to a strong improvement in investment and other income as well as higher interest results. The improvement in investment and other income reflects lower impairments on debt securities, lower negative fair value changes on real estate and the gain on the sale of the Asian and Swiss private banking activities, partly offset by a higher negative valuation result on non-trading derivatives.
The net interest result for the six months ended June 30, 2010 increased by EUR 279 million, or 4.5%, to EUR 6,502 million, from EUR 6,223 million for the six months ended June 30, 2009, mainly attributable to ING Direct (EUR 297 million) and Retail Netherlands (EUR 284 million), partly offset by Commercial Banking (EUR (270) million). The total interest margin in the six months period ended June 30, 2010 was 1.39% (based on IFRS-EU), an increase of 15 basis points compared with the six months period ended June 30, 2009, mainly due to the de-leveraging of the balance sheet (estimated effect 9 basis points) and higher margins at Retail Benelux (effect 4 basis points) and ING Direct (effect 2 basis points).
Commission income for the six months ended June 30, 2010 increased by EUR 53 million, or 4.2%, to EUR 1,317 million, from EUR 1,264 million for the six months ended June 30, 2009. The increase is primarily in other commission income (among others bank guarantees commissions), while the increase in securities business and management fees was limited due to the sale of the private banking activities.
Investment and Other income improved by EUR 805 million to EUR (375) million for the six months ended June 30, 2010, from EUR (1,180) million for the six months ended June 30, 2009. Realised results on bonds (including impairments) improved by EUR 374 million to EUR 18 million from EUR (356) million, while the realised result on equities (including impairments) improved by EUR 117 million to EUR 93 million. Negative fair value changes on direct real estate investments were EUR 335 million lower, while the stabilisation of the real estate markets also had its impact on the valuation of ING Real Estate’s listed funds. Consequently, profit from associates (which includes the listed funds) improved by EUR 295 million to EUR 15 million. The sale of the Asian and Swiss private banking activities in the beginning of 2010 resulted in a pre-tax gain of EUR 415 million. This was in part offset by EUR 717 million lower valuation results on non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB.

Expenses
Operating expenses for the six months ended June 30, 2010 decreased by EUR 252 million, or 4.9%, to EUR 4,896 million, from EUR 5,148 million for the six months ended June 30, 2009. The decrease is almost fully caused by the impact of special items and divestments (in the first six months of 2010 EUR 188 million and in the first six months of 2009 EUR 567 million), mainly due to provisions and costs related to the Retail Netherlands Strategy (combining ING Bank and Postbank), the Belgian transformation program, cost containment measures and other restructurings as well as the impact of the sale of the Asian and Swiss private banking activities. Excluding special items and divestments, operating expenses increased by EUR 127 million, or 2.8%. The cost/income ratio improved to 65.8% in the first six months of 2010 from 81.6% in the first six months of 2009 driven by the sharp increase in income.
Addition to the provision for loan losses
The provision for loan losses reflected an addition of EUR 962 million for the six months ended June 30, 2010, compared with an addition of EUR 1,625 million for the first half of 2009, representing a decrease of EUR 663 million, of which EUR 415 million is attributable to Commercial Banking, EUR 110 million to ING Direct and EUR 126 million to Retail Asia. At Retail Benelux, the addition to the provision for loan losses increased by EUR 16 million (especially in the Netherlands).
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 increased by EUR 2,054 million, to EUR 1,587 million, from EUR (467) million for the six months ended June 30, 2009. The underlying result before tax, which excludes the effects of divestments and special items, increased by EUR 1,337 million, from EUR 14 million in the first six months of 2009 to EUR 1,351 million in the first six months of 2010.
Insurance operations
Income
Total income from insurance operations for the six months ended June 30, 2010 increased by EUR 2,449 million, or 13.3% to EUR 20,873 million from EUR 18,424 million for the six months ended June 30, 2009.
Total premiums decreased by EUR 1,125 million, or 7.0% to EUR 15,058 million from EUR 16,183 million, most notably in the US and Asia/Pacific. Commission income decreased by EUR 75 million, or 7.7%, to EUR 905 million in the first six months of 2010 as compared to EUR 980 million in the first six months of 2009 mainly due to the Benelux and Asia/Pacific. Investment and Other income increased by EUR 3,649 million to EUR 4,910 million in the first six months of 2010 as compared to EUR 1,261 million in the first six months of 2009, mainly driven by revaluations of non-trading derivatives hedging guarantees on and interest rate risk in the US and Japan closed block variable annuity businesses.
Expenses
Operating expenses of the insurance operations over the first six months of 2010 decreased by EUR 262 million, or 11.4%, to EUR 2,045 million, from EUR 2,307 million for the first six months of 2009, especially due to Benelux and Asia/Pacific through cost-containment measures and lower pension expenses.
Result before tax and Underlying result before tax
The result before tax from the Group’s insurance activities for the six months ended June 30, 2010 increased by EUR 1,181 million to EUR 57 million, from EUR (1,124) million for the six months ended June 30, 2009. Divested units had a negative impact of EUR 37 million on the result before tax in 2009 and a negative impact of EUR 9 million on the result before tax in 2010. Special items had a negative impact of EUR 375 million in 2009 (related to the Alt-A deal with the Dutch state and restructuring costs) compared to a loss of EUR 89 million in 2010 (primarily related to restructuring and disentanglement expenses. Underlying result before tax from the insurance operations increased by EUR 865 million to EUR 154 million from EUR (711) million in the first six months of 2009. The swing was primarily driven by higher revaluations on real estate and private equity.

Consolidated assets and liabilities
The following table sets forth ING Group’s condensed consolidated assets and liabilities at June 30, 2010 and December 31, 2009:

	June 30,	Dec. 31,
(amounts in EUR billion)	2010	2009
Financial assets at fair value through P&L	274.4	233.2
Investments	237.1	212.1
Loans and advances to customers	607.5	575.3
Total assets (1)	1,267.4	1,160.0

Life	255.0	226.0
Non-life	3.9	3.5
Investment contracts	12.7	11.3

Insurance and investment contracts	271.6	240.9
Amounts due to banks	85.5	84.2
Customer deposits and other funds on deposit	511.3	469.5
Financial liabilities at fair value through P&L	152.9	129.8
Debt securities in issue/other borrowed funds	151.1	143.1
Total liabilities (including minority interests) (1)	1,223.6	1,122.9

Non-voting equity securities	5.0	5.0
Shareholders’ equity (parent)	37.7	31.1
Shareholders’ equity per ordinary share (in EUR)	9.99	8.22

(1)	For a complete balance sheet reference is made to page 21: Condensed Consolidated Balance Sheet of ING Group
Total assets
Total assets increased by EUR 107 billion, or 9.3%, in the first six months of 2010 to EUR 1,267 billion from EUR 1,160 billion at December 31, 2009, reflecting an increase of Loans and advances to customers of EUR 32 billion, an increase of Financial assets at fair value through P&L of EUR 41 billion and an increase of Investments of EUR 25 billion.
Loans and advances to customers
Loans and advances to customers increased by EUR 32 billion, or 5.6%, to EUR 608 billion at June 30, 2010. Of this amount, EUR 5 billion refers to Loans and advances to customers within insurance operations and EUR 33 billion relates to Loans and advances to customers within banking operations. The increase in the banking operations of EUR 33 billion was due to residential mortgages, mainly at ING Direct, Retail Netherlands and Retail Belgium, lending and foreign exchange rates.
Total liabilities
Total liabilities increased by EUR 101 billion, or 9.0%, in the first six months of 2010 to EUR 1,225 billion from EUR 1,124 billion at December 31, 2009, primarily reflecting increased Financial liabilities at fair value through P&L by EUR 23 billion, Insurance and investment contracts by EUR 31 billion and Customer deposits and other funds on deposits by EUR 41 billion.
Financial liabilities at fair value through P&L
The increase of Financial liabilities at fair value through P&L by EUR 23 billion mainly stems from higher trading and non-trading derivatives.
Insurance and investment contracts
Insurance and investment contracts increased by EUR 31 billion, or 12.7%, to EUR 272 billion in the first six months of 2010 from EUR 241 billion at December 31, 2009 due to additions in the life insurance provisions, exchange rate differences and the effect of increased investments for risk of policyholders.
Customer deposits and other funds on deposits
Customer deposits and other funds on deposit increased by EUR 41 billion, or 8.9%, to EUR 511 billion in the first six months of 2010 from EUR 470 billion at December 31, 2009 due to exchange rate variations and increased individual and corporate savings accounts.
Shareholders’ equity
Shareholders’ equity increased by EUR 6.6 billion, or 21.2%, to EUR 37.7 billion at June 30, 2010 compared to EUR 31.1 billion at December 31, 2009. This increase was mainly due to retained net result of EUR 1.3 billion, unrealized revaluations of debt and equity securities of EUR 2.9 billion and exchange rate difference of EUR 4.5 billion, partly offset by the change in cash flow hedge reserve of EUR (1.9) billion.

Segment Reporting
ING Group’s segments are based on the management structure of the Group, which is different from its legal structure. As a result of changes in the internal management and reporting structure the operating segments have changed as from January 1, 2010.
The following table sets forth the contribution of ING’s business lines to underlying result before tax for the six months ending June 30, 2010 and 2009:

	Retail							Corporate
June 30, 2010	Nether-	Retail		Retail	Retail	Commercial	Real	line		Total
(EUR millions)	lands	Belgium	ING Direct	CE	Asia	Banking	Estate	Banking	Eliminations	Banking

Total income	2,112	1,105	1,786	488	485	1,039	424	6		7,445
Total underlying income	2,112	1,036	1,786	488	130	1,039	424	6		7,021

Total expenditure	1,522	733	1,111	416	103	1,327	576	70		5,858
Total underlying expenditure	1,397	722	1,111	416	96	1,327	541	60		5,670

Result before tax	590	372	675	72	381	(288)	(152)	(63)		1,587
Divestments		(69)			(348)					(417)
Special items	125	12					35	9		181

Underlying result before tax	715	314	675	72	34	(288)	(117)	(54)		1,351

	Retail							Corporate
June 30, 2009	Nether-	Retail	ING	Retail	Retail	Commer-cial	Real	line		Total
(EUR millions)	lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	Eliminations	Banking

Total income	1,874	1,110	1,124	423	144	2,188	(318)	(238)		6,307
Total underlying income	1,874	1,061	1,040	403	81	2,188	(318)	(235)		6,094

Total expenditure	1,711	835	1,227	402	254	1,811	469	64		6,773
Total underlying expenditure	1,556	756	1,171	382	83	1,618	452	62		6,080

Result before tax	163	274	(103)	20	(110)	376	(786)	(300)		(466)
Divestments		(13)			108					95
Special items	155	44	(28)			194	17	3		385

Underlying result before tax	318	305	(131)	21	(2)	570	(770)	(297)		14

				Insurance	Insurance		Corporate
June 30, 2010	Insurance	Insurance	Insurance	Latin	Asia/	ING	line		Total
(EUR millions)	Benelux	CRE	US	America	Pacific	IM	Insurance	Eliminations	Insurance

Total income	6,367	1,302	8,082	404	3,660	442	1,272	656	20,873
Total underlying income	6,367	1,302	8,073	404	3,660	442	1,272	656	20,864

Total expenditure	5,924	1,198	8,609	259	3,407	364	1,711	(656)	20,816
Total underlying expenditure	5,913	1,175	8,571	252	3,407	352	1,696	(656)	20,710

Result before tax	443	104	(527)	144	253	79	(439)		57
Divestments			2	7					9
Special items	11	23	27			12	15		89

Underlying result before tax	454	127	(498)	152	253	90	(424)		154

				Insurance	Insurance		Corporate
June 30, 2009	Insurance	Insurance	Insurance	Latin	Asia/	ING	line		Total
(EUR millions)	Benelux	CRE	US	America	Pacific	IM	Insurance	Eliminations	Insurance

Total income	5,062	1,279	7,845	536	4,082	322	91	(795)	18,424
Total underlying income	5,062	1,276	7,952	449	3,876	323	89	(793)	18,234

Total expenditure	5,264	1,149	8,505	406	3,975	319	724	(795)	19,548
Total underlying expenditure	5,168	1,134	8,401	317	3,717	286	715	(793)	18,945

Result before tax	(202)	130	(660)	130	107	3	(633)		(1,124)
Divestments		(3)	24		12		5		37
Special items	96	15	187	2	40	33	2		375

Underlying result before tax	(106)	142	(449)	132	159	37	(626)		(711)

Retail Netherlands

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Interest result	1,849	1,565
Commission income	266	266
Investment and Other income	(2)	44

Total income	2,112	1,874

Operating expenses	1,257	1,475
Addition to the provision for loan losses	265	236

Total expenditure	1,522	1,711

Result before tax	590	163
Special items	125	155

Underlying result before tax	715	319

Income
Total income increased by 12.7%, or EUR 238 million, to EUR 2,112 million, mainly due to higher interest results, reflecting improved interest margins on savings and deposits as client rates were gradually lowered, combined with higher volumes in mortgages and savings.
Expenses
Operating expenses decreased by EUR 218 million, or 14.8%, to EUR 1,257 million, partly due to special items (EUR 155 million in the first half of 2009 and EUR 125 million in the first half of 2010, mainly provisions and costs related to the combining of Postbank and ING Bank). Excluding these special items, operating expenses were 14.2% lower driven by the cost containment initiatives started in 2009 and the efficiency effects related to the combining of Postbank and ING Bank.
The addition to the provision for loan losses rose 12.3% to EUR 265 million in the first half of 2010 and was mainly visible in specific sectors in the mid-corporate and SME segments reflecting weak economic conditions.
Result before tax and Underlying result before tax
The result before tax rose by EUR 427 million to EUR 590 million in the first six months of 2010. Excluding the special items, underlying result before tax increased by EUR 396 million to EUR 715 million, driven by higher interest results and cost containment.
Retail Belgium

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Interest result	783	847
Commission income	188	208
Investment and Other income	134	54

Total income	1,105	1,110

Operating expenses	650	739
Addition to the provision for loan losses	83	96

Total expenditure	733	835

Result before tax	372	274
Gains/losses on divestments	(69)
Result divested units		(13)
Special items	12	44

Underlying result before tax	314	305

Income
Retail Belgium’s total income decreased by EUR 5 million, or 0.5%, to EUR 1,105 million. The EUR 80 million increase in investment and other income (including a EUR 69 million gain on the sale of the private banking activities in Switzerland) was more than offset by EUR 64 million lower interest results and EUR 20 million lower commission income. The decrease of the interest result was due to lower interest margins on savings, deposits and current accounts driven by lower reinvestment returns. This was partly compensated by volume growth and improved margins on the mortgage portfolio.

Expenses
Operating expenses decreased by EUR 89 million, or 12.0%, to EUR 650 million in the first half of 2010, mainly due to special items and divested units. Excluding special items and divested units, underlying operating expenses decreased by EUR 22 million, or 3.3%, reflecting cost containment measures started in 2009 and despite the impact of the new deposit guarantee scheme.
The addition to the provision for loan losses decreased EUR 13 million to EUR 83 million in the first six months of 2010, but remained elevated driven by some specific business sectors.
Result before tax and Underlying result before tax
The result before tax increased by EUR 98 million to EUR 372 million in the first half of 2010. Excluding the special items and the impact of divested units, underlying result before tax increased by EUR 9 million to EUR 314 million.
ING Direct

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Interest result	1,815	1,518
Commission income	79	75
Investment and Other income	(108)	(470)

Total income	1,786	1,124

Operating expenses	894	899
Addition to the provision for loan losses	217	327

Total expenditure	1,111	1,227

Result before tax	675	(103)
Special items		(28)

Underlying result before tax	675	(131)

Income
Total income for ING Direct increased by EUR 662 million, or 58.9%, to EUR 1,786 million. Interest result increased by EUR 297 million, driven by higher volumes, higher margins and positive currency effects. The interest margin rose to 1.20% from 1.06%, mainly driven by Germany, USA and Canada and partly offset by the UK and Spain. Investment and Other income improved by EUR 362 million to EUR (108) million, mainly due to lower impairments on the US investment portfolio and less negative valuation results on on-trading derivatives, partly offset by lower foreign exchange results. Impairments on the investment portfolio amounted to EUR 78 million in the first half of 2010 compared with EUR 491 million in the first half of 2009.
Expenses
Operating expenses showed a small decrease of EUR 5 million to EUR 894 million, reflecting lower deposit insurance premiums, partly offset by higher marketing expenses. The cost/income ratio improved to 50.0% from 80.0% in the first half year of 2009.
The addition to the provision for loan losses decreased by EUR 110 million to EUR 217 million in the first half of 2010, driven by the USA where the housing prices and unemployment rates began to stabilize and delinquencies diminished.
Result before tax and Underlying result before tax
Result before tax increased by EUR 778 million to a profit of EUR 675 million from a loss of EUR 103 million in the first half of 2009. Higher interest results and lower impairments in the USA contributed to this positive result. Excluding special items, underlying result before tax increased by EUR 806 million. Also excluding the aforementioned impairments on debt securities, underlying result before tax of ING Direct would have increased by EUR 393 million to EUR 753 million.
Results in the USA improved by EUR 640 million, attributable to lower impairments, higher interest results (due to considerably improved margins) and a lower addition to the provision for loan losses. In Germany and Austria, result before tax increased by EUR 105 million, mainly due to a higher interest result (higher margins combined with higher funds entrusted), partly offset by higher operating expenses and a higher addition to the loan loss provision. In Canada, the result before tax was EUR 42 million higher, largely attributable to a higher interest result. In Spain, result before tax increased by EUR 14 million, as lower interest result was more than compensated by higher other income and lower operating expenses. In France, result before tax increased by EUR 4 million, driven by lower operating expenses and higher commissions. Italy’s last year’s loss of EUR 1 million was turned into a profit of EUR 11 million, driven by higher interest results. The Australian result decreased by EUR 7 million, as the increase in operating expenses outpaced income growth. UK’s result decreased by EUR 71 million, due to lower interest results as funds entrusted decreased and the margin declined.

Retail Central Europe

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Interest result	352	331
Commission income	144	122
Investment and Other income	(8)	(30)

Total income	488	423

Operating expenses	379	338
Addition to the provision for loan losses	37	64

Total expenditure	416	402

Result before tax	72	20
Special items

Underlying result before tax	72	21

Income
Total income of Retail Central Europe increased by EUR 65 million, or 15.4%, to EUR 488 million in the first six months of 2010 from EUR 423 million in the first six months of 2009, supported by favourable currency effects. The interest result increased by EUR 21 million driven by improved margins and volumes in Poland, partly offset by lower margins at ING Turkey. Commission income rose by EUR 22 million, mainly due to higher income from funds transfer. Investment and Other income was EUR 22 million higher mainly as a result of improved net trading income.
Expenses
Operating expenses increased by EUR 41 million, or 12.1%, to EUR 379 million in the first six months of 2010 from EUR 338 million in the first six months of 2009. The increase is, next to currency effects, caused by higher staff costs and higher deposits guarantee premiums.
The addition to the provision for loan losses declined 42.2% to EUR 37 million due to lower risk costs at ING Turkey.
Result before tax and Underlying result before tax
The result before tax increased by EUR 52 million to EUR 72 million in the first half of 2010. Excluding the impact of the closure of Retail Ukraine in 2009 (which resulted in a loss of almost EUR 1 million), underlying result before tax rose by EUR 51 million.
Retail Asia

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Interest result	88	72
Commission income	30	44
Investment and Other income	367	27

Total income	485	144

Operating expenses	87	111
Addition to the provision for loan losses	17	143

Total expenditure	103	254

Result before tax	381	(110)
Gains/losses on divestments	(346)
Result divested units	(2)	108
Special items

Underlying result before tax	34	(2)

Income
Total income for Retail Asia rose from EUR 144 million in the first six months of 2009 to EUR 485 million in the first six months of 2010, mainly due to a EUR 346 million gain on the sale of the private banking activities in Asia. Excluding this gain and the result from the divested units, income rose by EUR 49 million, or 60.5%, to EUR 130 million. This increase was mainly driven by higher volumes and improved margins at ING Vysya Bank. Income also benefitted from better results at TMB and a dividend received from Kookmin Bank.
Expenses
Operating expenses declined by EUR 24 million due to the divestment of the private banking activities. Excluding the divested units, operating expenses were up EUR 13 million, or 19.4%, to EUR 80 million, mainly related to business growth at ING Vysya Bank.
The addition to the provision for loan losses declined to EUR 17 million from EUR 143 million in the first six months of 2009. Excluding the divested private banking activities, risk costs were stable on EUR 17 million.

Result before tax and Underlying result before tax
The result before tax increased by EUR 491 million to EUR 381 million, mainly driven by the gain on the sale of the private banking activities. The underlying result before tax rose to EUR 34 million compared to a loss of EUR 2 million in the first half of 2009.
Commercial Banking excl. Real Estate

	Six months June 30,
	2010	2009
	(EUR millions)
Interest result	1,537	1,836
Commission income	429	383
Investment and Other income	(928)	(31)

Total income	1,039	2,188

Operating expenses	1,055	1,205
Addition to the provision for loan losses	272	606

Total expenditure	1,327	1,811

Result before tax	(288)	376
Special items		194

Underlying result before tax	(288)	570

Income
Total income declined by EUR 1,149 million to EUR 1,039 million driven by lower interest results and lower valuation results on non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB. For its asset and liability management, ING uses fixed rate payer interest rate swaps to hedge long dated fixed rate retail mortgages, reflected in the result of Financial Markets. Under IFRS-EU, the negative valuation on the derivatives, following interest rate declines in the first half of 2010, is offset in the P&L against a similar value increase on the retail mortgage portfolio (i.e. hedge accounting is applied). Under IFRS-IASB, hedge accounting in this case is not allowed and the value increase on the retail mortgage portfolio is not recognised in P&L nor in equity.
The interest result declined by EUR 299 million, or 16.3%, to EUR 1,537 million. This was driven by EUR 415 million lower interest results from the Financial Markets activities, which benefitted from the market volatility in the first half of 2009 as volumes and client spreads have been normalising after the very favourable market conditions in the first half of 2009. Excluding Financial Markets, the interest result rose by EUR 116 million, or 12.0%, driven by higher margins in General Lending, Structured Finance and Leasing.
Commission income rose by 12.0%, or EUR 46 million, to EUR 429 million from EUR 383 million driven by higher fees in the international trade & export finance activities of Structured Finance.
Investment and other income deteriorated by EUR 897 million mainly caused by the EUR 925 million lower valuation results from non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB.
Expenses
Operating expenses decreased by EUR 150 million, or 12.4%, to EUR 1,055 million. The decline is fully attributable to EUR 194 million in provisions and costs related to restructuring as part of the initiatives taken in 2009 to reduce operating expenses. Excluding these special items, operating expenses rose by EUR 43 million, or 4.2%, largely due to currency effects.
The provision for loan losses reflected an addition of EUR 272 million. Compared with an addition of EUR 606 million for the first half of 2009, this represents a decrease of EUR 334 million, or 55.1%, mainly within Structured Finance (EUR 251 million) and General Lending (EUR 68 million).
Result before tax and Underlying result before tax
The result before tax decreased by EUR 664 million to a loss of EUR 288 million in the first six months of 2010. Excluding special items, underlying result before tax decreased by EUR 858 million. The underlying result of Financial Markets decreased by EUR 1,262 million to a loss of EUR 899 million, driven by lower interest results and the lower valuation result from non-trading derivatives, for which hedge accounting is not applied under IFRS-IASB. The underlying result before tax of Structured Finance rose to EUR 384 million from EUR 30 million in the first half of 2009, driven by higher interest margins, increased commission income and substantially lower risk costs. The underlying result of General Lending & PCM increased by 14.9% to EUR 201 million due to higher interest results and lower risk costs, in part offset by lower commission income. Leasing & Factoring doubled the underlying result before tax to EUR 57 million driven by high income at Car Lease and a decline in risk costs. Underlying result of Other products declined by EUR 5 million to a loss of EUR 31 million.
Including the hedge accounting in accordance with the EU ‘carve out’ version of IAS 39 (see page 3, Presentation of information), result before tax of Commercial Banking excluding Real Estate rose by EUR 305 million, or 32.2%, to a profit of EUR 1,251 million in the first six months of 2010 from a profit of EUR 946 million in the first six months of 2009. Excluding special items, underlying result before tax (based on IFRS-EU), increased by EUR 112 million or 9.8%. The underlying result before tax of Financial Markets (based on IFRS-EU) decreased by EUR 292 million, or 31.3%, to EUR 640 million from EUR 932 million in the first half of 2009, driven by lower interest results. The results of the other product groups (Structured Finance, General Lending & PCM, Leasing & Factoring and Other products) are not affected by the EU ‘carve out’ version of IAS 39.

Real Estate

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Interest result	195	167
Commission income	187	168
Investment and Other income	42	(653)

Total income	424	-318

Operating expenses	504	316
Addition to the provision for loan losses	72	153

Total expenditure	576	469

Result before tax	(152)	(786)
Special items	35	17

Underlying result before tax	(117)	(770)

Income
Total income improved by EUR 742 million to EUR 424 million in the first half of 2010, driven by the stabilisation of the real estate markets, resulting in substantially lower negative fair value changes on direct real estate investments and the associated value of listed real estate funds. Excluding EUR 70 million of negative fair value changes in the first half of 2010 and EUR 732 million of negative fair value changes and impairments in the first half of 2009, income rose by EUR 80 million, or 19.3%, to EUR 494 million.
Expenses
Operating expenses increased by EUR 188 million, or 59.5%, to EUR 504 million. The increase was driven by higher impairments on real estate development projects, which rose from EUR 76 million in the first half of 2009 to EUR 236 million. Excluding these impairments and the EUR 18 million higher restructuring expenses booked as special items, operating expenses rose by EUR 10 million, or 4.5%, to EUR 233 million.
The addition to the provision for loan losses declined to EUR 72 million from EUR 153 million in the first six months of 2009.
Result before tax and Underlying result before tax
Result before tax improved by EUR 634 million to a loss of EUR 152 million. Excluding special items, underlying result before tax improved by EUR 653 million to a loss of EUR 117 million. Real Estate’s Investment Portfolio posted an underlying loss of EUR 76 million down from a loss of EUR 728 million in the first half of 2009, driven by the lower negative fair value changes. The underlying loss of the Real Estate Development activities rose to EUR 222 million from EUR 116 million due to higher impairments. The underlying profit before tax of Real Estate Investment Management declined to EUR 21 million from EUR 31 million, while the result of Real Estate Finance rose to EUR 160 million from EUR 44 million due to lower risk costs and higher interest results.
Insurance Benelux

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Premium income	4,597	4,113
Commission income	(8)	38
Investment and Other income	1,778	912

Total income	6,367	5,062

Underwriting expenditure	5,384	4,459
Other interest expenses	72	175
Operating expenses	468	629

Total expenditure	5,924	5,264

Result before tax	443	(202)
Gains/losses on divestments
Special items	11	96

Underlying result before tax	454	(106)

Income
Total income for the six months ended June 30, 2010 increased by EUR 1,305 million, or 25.8% to EUR 6,367 million from EUR 5,062 million for the six months ended June 30, 2009.
Total premiums increased by EUR 484 million, or 11.8% to EUR 4,597 million from EUR 4,113 million. Commission income decreased by EUR 46 million to EUR (8) million in the first six months of 2010 as compared to EUR 38 million in the first six months of 2009. Investment and Other income increased by EUR 866 million to EUR 1,778 million in the first six months of 2010 as compared to EUR 912 million in the first six months of 2009 primarily due to higher gains on private equity, an improved result on fair value of real estate investments and higher revaluations from non-trading derivatives.

Expenses
Operating expenses over the first six months of 2010 decreased by EUR 161 million, or 25.6%, to EUR 468 million, from EUR 629 million for the first six months of 2009, through cost-containment measures and lower pension expenses.
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 increased by EUR 645 million to EUR 443 million, from EUR (202) million for the six months ended June 30, 2009. Special items had a negative impact of EUR 96 million in 2009 (primarily related to restructuring) compared to a loss of EUR 11 million in 2010 (primarily related to One Insurance NL, restructuring and disentanglement expenses). Underlying result before tax increased by EUR 560 million to EUR 454 million from EUR (106) million in the first six months of 2009, amongst others as a result of a EUR 257 million swing of the separate account shortfall, an improvement of EUR 240 in real estate revaluations and EUR 124 million higher realised gains on public equity.
Insurance Central & Rest of Europe

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Premium income	1,065	1,005
Commission income	77	73
Investment and Other income	160	202

Total income	1,302	1,279

Underwriting expenditure	1,049	984
Other interest expenses		19
Operating expenses	149	146

Total expenditure	1,198	1,149

Result before tax	104	130
Gains/losses on divestments		(3)
Special items	23	15

Underlying result before tax	127	142

Income
Total income for the six months ended June 30, 2010 increased by EUR 23 million, or 1.8% to EUR 1,302 million from EUR 1,279 million for the six months ended June 30, 2009.
Total premiums increased by EUR 60 million, or 6.0% to EUR 1,065 million from EUR 1,005 million especially due to Poland and Spain. Commission income increased by EUR 4 million to EUR 77 million in the first six months of 2010 as compared to EUR 73 million in the first six months of 2009. Investment and Other income decreased by EUR 42 million to EUR 160 million in the first six months of 2010 as compared to EUR 202 million in the first six months of 2009 primarily due to higher realized losses and impairments on debt securities.
Expenses
Operating expenses over the first six months of 2010 increased by EUR 3 million, or 2.1%, to EUR 149 million, from EUR 146 million for the first six months of 2009.
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 decreased by EUR 26 million to EUR 104 million, from EUR 130 million for the six months ended June 30, 2009. Special items had a negative impact of EUR 15 million in 2009 (primarily related tp restructuring) compared to a loss of EUR 23 million in 2010 (primarily related to Vision for Growth programme and disentanglement expenses).
Underlying result before tax decreased by EUR 15 million to EUR 127 million from EUR 142 million in the first six months of 2009, amongst others as a result of losses and impairments on debt securities due to less adverse market impacts.

Insurance United States

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Premium income	6,086	7,251
Commission income	227	235
Investment and Other income	1,769	360

Total income	8,082	7,845

Underwriting expenditure	7,928	7,755
Other interest expenses	38	65
Operating expenses	644	686

Total expenditure	8,609	8,505

Result before tax	(527)	(660)
Gains/losses on divestments	2	24
Special items	27	187

Underlying result before tax	(498)	(449)

Income
Total income for the six months ended June 30, 2010 increased by EUR 237 million, or 3.0% to EUR 8,082 million from EUR 7,845 million for the six months ended June 30, 2009.
Total premiums decreased by EUR 1,165 million, or 16.1% to EUR 6,086 million from EUR 7,251 million, mainly due to the decision to limit variable annuity sales. Commission income decreased by EUR 8 million to EUR 227 million in the first six months of 2010 as compared to EUR 235 million in the first six months of 2009. Investment and Other income increased by EUR 1,409 million to EUR 1,769 million in the first six months of 2010 as compared to EUR 360 million in the first six months of 2009 primarily due to lower losses and impairments and higher revaluation results from non-trading derivatives.
Expenses
Operating expenses over the first six months of 2010 decreased by EUR 42 million, or 6.1%, to EUR 644 million, from EUR 686 million for the first six months of 2009, due to cost containment measures and last year included expenses for the divested Group Re and Advisors Network business.
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 improved by EUR 133 million to EUR (527) million, from EUR (660) million for the six months ended June 30, 2009. Special items and divestments had a negative impact of EUR 114 million in 2009 (primarily related to restructuring and divestments of Group Re and Advisors Network) compared to a loss of EUR 38 million in 2010 (primarily related to restructuring and disentanglement expenses). Underlying result before tax decreased by EUR 49 million to EUR (498) million from EUR (449) million in the first six months of 2009, amongst others as a result of a EUR 590 million loss in the Legacy Variable Annuity business, which had a EUR 946 million reduction in the DAC balance, partially offset by hedge gains of approximately EUR 400 million (net of reserve increases of over EUR 300 million) in the second quarter of 2010.
Reserve adequacy testing
In the first quarter of 2010, an initial step under the ING Group IFRS reserve adequacy testing policy was implemented to begin addressing the reserve inadequacy on the closed block Legacy Variable Annuity business. This step limits increases to the DAC balance for this closed block when stock markets increase, thereby helping to reduce the DAC balance over time and improving reserve adequacy. When US equity markets decline, as they did in the second quarter of 2010, the DAC balance is written down. In the second quarter, the US Legacy VA DAC balance declined by EUR 946 million, excluding currency effects, to EUR 1.8 billion. However, there is little impact on the reserve adequacy because the reduction in DAC approximately offsets the change in expected future profitability. By limiting increases to the DAC balance, equity market gains in the future will have a positive impact on reserve adequacy because the improvement in future expected profitability will not be offset by an equivalent increase in DAC. At the end of the second quarter, ING Insurance US continued to be adequate at the 50% confidence level by EUR 2.2 billion and insufficient at the 90% confidence level by EUR 1.6 billion. ING Insurance remains adequate at the 90% confidence interval by EUR 5.5 billion.
Insurance Latin America

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Premium income	69	153
Commission income	182	189
Investment and Other income	153	195

Total income	404	536

Underwriting expenditure	103	234
Other interest expenses	49	65
Operating expenses	107	107

Total expenditure	259	406

Result before tax	145	130
Gains/losses on divestments	7
Special items		2

Underlying result before tax	152	132

Income
Total income for the six months ended June 30, 2010 decreased by EUR 132 million, or 24.6% to EUR 404 million from EUR 536 million for the six months ended June 30, 2009.
Total premiums decreased by EUR 84 million to EUR 69 million in the first six months of 2010 as compared to EUR 153 million in the first six months of 2009 due to the divestment of the non-core annuity and mortgage business in Chile. Commission income decreased by EUR 7 million to EUR 182 million in the first six months of 2010 as compared to EUR 189 million in the first six months of 2009. Investment and Other income decreased by EUR 42 million to EUR 153 million in the first six months of 2010 as compared to EUR 195 million in the first six months of 2009 primarily due to lower income from debt securities and lower revaluation results from non-trading derivatives.
Expenses
Operating expenses over the first six months of 2010 remained flat at EUR 107 million.
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 increased by EUR 15 million to EUR 145 million, from EUR 130 million for the six months ended June 30, 2009, as lower premium income was more than compensated by the decrease in underwriting expenditure due to the divestment of Chile. Special items and divestments had a negative impact of EUR 2 million in 2009 (primarily related to restructuring) compared to a loss of EUR 7 million in 2010 (aftermath of the nationalization of ING’s business in Argentina). Underlying result before tax increased by EUR 20 million to EUR 152 million from EUR 132 million in the first six months of 2009.
Insurance Asia/Pacific

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Premium income	3,228	3,648
Commission income	7	92
Investment and Other income	425	342

Total income	3,660	4,082

Underwriting expenditure	3,153	3,592
Other interest expenses	1	11
Operating expenses	253	372

Total expenditure	3,407	3,975

Result before tax	253	107
Gains/losses on divestments		12
Special items		40

Underlying result before tax	253	159

Income
Total income for the six months ended June 30, 2010 decreased by EUR 422 million, or 10.3% to EUR 3,660 million from EUR 4,082 million for the six months ended June 30, 2009.
Total premiums decreased by EUR 420 million, or 11.5% to EUR 3,228 million from EUR 3,648 million as ING stopped selling SPVA products in Japan. Commission income decreased by EUR 85 million to EUR 7 million in the first six months of 2010 as compared to EUR 92 million in the first six months of 2009 due to the sale of Australia. Investment and Other income increased by EUR 83 million to EUR 425 million in the first six months of 2010 as compared to EUR 342 million in the first six months of 2009 primarily due to higher income from debt securities and higher revaluation results from non-trading derivatives.
Expenses
Operating expenses over the first six months of 2010 decreased by EUR 119 million, or 32.0%, to EUR 253 million, from EUR 372 million for the first six months of 2009, as last year included expenses for the divested Australian business.
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 increased by EUR 146 million to EUR 253 million, from EUR 107 million for the six months ended June 30, 2009. Special items and divestments had a negative impact of EUR 52 million in 2009 (primarily related to restructuring and divestment of the Australian life business) compared to no impact in 2010. Underlying result before tax increased by EUR 94 million to EUR 253 million from EUR 159 million in the first six months of 2009.

Insurance ING IM

	Six months ended
	June 30,
	2010	2009
	(EUR millions)
Commission income	419	360
Investment and Other income	23	(37)

Total income	442	322

Underwriting expenditure	2	1
Other interest expenses	1	8
Operating expenses	362	310
Investment losses

Total expenditure	364	319

Result before tax	78	3
Gains/losses on divestments
Special items	12	33

Underlying result before tax	90	37

Income
Total income for the six months ended June 30, 2010 increased by EUR 120 million, or 37.3% to EUR 442 million from EUR 322 million for the six months ended June 30, 2009. Commission income increased by EUR 59 million to EUR 419 million in the first six months of 2010 as compared to EUR 360 million in the first six months of 2009 on higher Assets under Management (AuM). Investment and Other income improved by EUR 60 million to EUR 23 million in the first six months of 2010 as compared to EUR (37) million in the first six months of 2009 primarily due to higher realized gains and higher revaluation results from non-trading derivatives.
Expenses
Operating expenses over the first six months of 2010 increased by EUR 52 million, or 16.8%, to EUR 362 million, from EUR 310 million for the first six months of 2009 due to the build-up of the new organisation (higher number of staff, restructuring projects).
Result before tax and Underlying result before tax
The result before tax for the six months ended June 30, 2010 increased by EUR 75 million to EUR 78 million, from EUR 3 million for the six months ended June 30, 2009. Special items and divestments had a negative impact of EUR 33 million in 2009 (primarily related to restructuring) compared to EUR 12 million in 2010 (restructuring and disentanglement). Underlying result before tax increased by EUR 53 million to EUR 90 million from EUR 37 million in the first six months of 2009, amongst others as a result of higher gains on debt securities, higher revaluations on private equity and higher fees on assets under management, in part offset by higher operating expenses.

2. Condensed consolidated interim accounts

Condensed consolidated balance sheet of ING Group
as at

	June 30,	December 31,
amounts in millions of euros	2010	2009
ASSETS
Cash and balances with central banks	13,365	15,390
Amounts due from banks	56,109	43,397
Financial assets at fair value through profit and loss 2	274,374	233,190
Investments 3	237,113	212,112
Loans and advances to customers 4	607,543	575,275
Reinsurance contracts	6,394	5,480
Investments in associates	3,829	3,699
Real estate investments	3,709	3,638
Property and equipment	6,160	6,119
Intangible assets 5	6,295	6,021
Deferred acquisition costs	11,944	11,398
Assets held for sale 6	313	5,024
Other assets	40,237	39,229

Total assets	1,267,385	1,159,972

EQUITY
Shareholders’ equity (parent)	37,734	31,121
Non - voting equity securities	5,000	5,000

	42,734	36,121
Minority interests	1,011	915

Total equity	43,745	37,036

LIABILITIES
Subordinated loans	11,332	10,099
Debt securities in issue	124,020	119,981
Other borrowed funds	27,050	23,151
Insurance and investment contracts	271,592	240,858
Amounts due to banks	85,542	84,235
Customer deposits and other funds on deposit	511,263	469,508
Financial liabilities at fair value through profit and loss 7	152,919	129,789
Liabilities held for sale 6	253	4,890
Other liabilities	39,669	40,425

Total liabilities	1,223,640	1,122,936

Total equity and liabilities	1,267,385	1,159,972

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Condensed consolidated profit and loss account of ING Group
for the three and six month period ended

	3 month period		6 month period
	April 1 to June 30		January 1 to June 30
amounts in millions of euros	2010	2009	2010	2009

Interest income banking operations	15,992	20,381	32,310	44,462
Interest expense banking operations	(12,774)	(17,238)	(25,874)	(38,282)

Interest result banking operations	3,218	3,143	6,436	6,180
Gross premium income	6,796	7,269	15,058	16,183
Investment income 8	1,907	1,331	3,483	2,460
Commission income	1,123	1,160	2,222	2,243
Other income 9	1,457	(2,032)	1,000	(2,506)

Total income	14,501	10,871	28,199	24,560

Underwriting expenditure	9,817	5,808	18,304	16,664
Addition to loan loss provision	465	853	962	1,625
Intangible amortisation and other impairments	135	84	320	135
Staff expenses	1,893	1,809	3,775	3,884
Other interest expenses	158	177	316	370
Other operating expenses	1,440	1,683	2,879	3,472

Total expenses	13,908	10,414	26,556	26,150

Result before tax	593	457	1,643	(1,590)

Taxation	47	12	337	(348)

Net result (before minority interests)	546	445	1,306	(1,242)

Attributable to:
Equityholders of the parent	527	528	1,269	(1,139)
Minority interests	19	(83)	37	(103)

	546	445	1,306	(1,242)

	3 month period		6 month period
	April 1 to June 30		January 1 to June 30
amounts in euros	2010	2009	2010	2009

Basic earnings per ordinary share 10	0.14	(0.12)	0.22	(0.43)
Diluted earnings per ordinary share 10	0.14	(0.12)	0.22	(0.43)

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Condensed consolidated statement of comprehensive income of ING Group for the three and six month period ended

	3 month period		6 month period
	April 1 to June 30		January 1 to June 30
amounts in millions of euros	2010	2009	2010	2009

Result for the period	546	445	1,306	(1,242)

Unrealised revaluations after taxation	276	4,687	1,823	6,002
Realised gains/losses transferred to profit and loss	(24)	92	164	725
Changes in cash flow hedge reserve	490	(631)	695	(1,146)
Transfer to insurance liabilities/DAC	(842)	(869)	(1,869)	(276)
Exchange rate differences	2,448	(566)	4,552	240

Total amount recognised directly in equity (other comprehensive income)	2,348	2,713	5,365	5,545

Total comprehensive income	2,894	3,158	6,671	4,303

Comprehensive income attributable to:
Equityholders of the parent	2,859	3,220	6,633	4,391
Minority interests	35	(62)	38	(88)

	2,894	3,158	6,671	4,303

For the three month period April 1, 2010 to June 30, 2010 the Unrealised revaluations after taxation comprises EUR (14) million (April 1, 2009 to June 30, 2009: EUR 32 million) related to the share of other comprehensive income of associates.
For the six month period January 1, 2010 to June 30, 2010 the Unrealised revaluations after taxation comprises EUR (20) million (January 1, 2009 to June 30, 2009: EUR 26 million) related to the share of other comprehensive income of associates.
For the three month period April 1, 2010 to June 30, 2010 the Exchange rate differences comprises EUR 189 million (April 1, 2009 to June 30, 2009: EUR 27 million) related to the share of other comprehensive income of associates.
For the six month period January 1, 2010 to June 30, 2010 the Exchange rate differences comprises EUR 315 million (January 1, 2009 to June 30, 2009: EUR 113 million) related to the share of other comprehensive income of associates.

Condensed consolidated statement of cash flows of ING Group
for the six month period ended

		June 30,	June 30,
amounts in millions of euros		2009	2010

Result before tax		1,643	(1,590)
Adjusted for	–– depreciation	840	811
	–– deferred acquisition costs and value of business acquired	633	(339)
	–– increase in provisions for insurance and investment contracts	3,495	1,715
	–– addition to loan loss provisions	962	1,625
	–– other	1,793	1,718
Taxation paid		(144)	(31)
Changes in	–– amounts due from banks, not available on demand	(5,814)	4,105
	–– trading assets	(22,612)	44,757
	–– non-trading derivatives	(3,557)	35
	–– other financial assets at fair value through profit and loss	693	261
	–– loans and advances to customers	(11,019)	2,050
	–– other assets	399	4,574
	–– amounts due to banks, not payable on demand	709	(51,172)
	–– customer deposits and other funds on deposit	15,064	10,698
	–– trading liabilities	19,470	(35,083)
	–– other financial liabilities at fair value through profit and loss	4,452	(3,638)
	–– other liabilities	(1,194)	(5,833)

Net cash flow from (used in) operating activities		5,813	(25,337)

Investments and advances	–– available-for-sale investments	(79,947)	(91,310)
	–– investments for risk of policyholders	(26,407)	(31,217)
	–– other investments	(1,128)	(1,264)
Disposals and redemptions	–– available-for-sale investments	76,059	94,706
	–– investments for risk of policyholders	27,388	30,294
	–– other investments	4,415	3,113

Net cash flow from (used in) investing activities		380	4,322

Proceeds from borrowed funds and debt securities		219,097	234,324
Repayments of borrowed funds and debt securities		(221,666)	(215,021)
Dividend paid			(425)
Other net cash flow from financing activities		(55)	17

Net cash flow from financing activities		(2,624)	18,895

Net cash flow		3,569	(2,120)

Cash and cash equivalents at beginning of period		20,959	31,271
Effect of exchange rate changes on cash and cash equivalents		429	(36)

Cash and cash equivalents at end of period		24,957	29,115

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills		6,083	6,997
Amounts due from/to banks		5,509	1,324
Cash and balances with central banks		13,365	20,794

Cash and cash equivalents at end of period		24,957	29,115

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Condensed consolidated statement of changes in equity of ING Group for the six month period ended

				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at January 1, 2010	919	16,034	14,168	31,121	5,000	915	37,036

Unrealised revaluations after taxation			1,828	1,828		(5)	1,823
Realised gains/losses transferred to profit and loss			164	164			164
Changes in cash flow hedge reserve			695	695			695
Transfer to insurance liabilities/DAC			(1,869)	(1,869)			(1,869)
Exchange rate differences			4,546	4,546		6	4,552

Total amount recognised directly in equity			5,364	5,364		1	5,365

Net result for the period			1,269	1,269		37	1,306

			6,633	6,633		38	6,671

Changes in the composition of the group						62	62
Dividends						(4)	(4)
Purchase/sale of treasury shares			(32)	(32)			(32)
Employee stock option and share plans			12	12			12

Balance at June 30, 2010	919	16,034	20,781	37,734	5,000	1,011	43,745

				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at January 1, 2009	495	9,182	5,403	15,080	10,000	1,594	26,674

Unrealised revaluations after taxation			6,002	6,002			6,002
Realised gains/losses transferred to profit and loss			725	725			725
Changes in cash flow hedge reserve			(1,146)	(1,146)			(1,146)
Transfer to insurance liabilities/DAC			(276)	(276)			(276)
Exchange rate differences			225	225		15	240

Total amount recognised directly in equity			5,530	5,530		15	5,545

Net result for the period			(1,139)	(1,139)		(103)	(1,242)

			4,391	4,391		(88)	4,303

Changes in the composition of the group						(430)	(430)
Dividends						(1)	(1)
Purchase/sale of treasury shares			111	111			111
Employee stock option and share plans			23	23			23

Balance at June 30, 2009	495	9,182	9,928	19,605	10,000	1,075	30,680

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
1. BASIS OF PRESENTATION
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) and are consistent with those set out in the notes to the 2009 Consolidated Annual Accounts of ING Group, except for the amendments referred to below.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2009 Annual Accounts.
The following standards, interpretations and amendments to standards and interpretations became effective in 2010:
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’

•	IFRS 3 ‘Business Combinations’ (revised) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended)

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – ‘Eligible Hedged Items’

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’

•	IFRIC 18 ‘Transfers of Assets from Customers’

•	2009 Annual improvements to IFRS

•	Amendment to IFRS 2 ‘Group Cash-settled Share-based Payment Transactions’
None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim accounts for the period ended June 30, 2010.
The following new or revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2011, unless otherwise indicated:
•	Classification of Rights Issues (Amendment to IAS 32)

•	Amendment to IAS 24 ‘Related Party Disclosures’

•	Amendment to IFRIC 14 ’Prepayments of a Minimum Funding Requirement’

•	IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’

•	Amendment to IFRS 1 ‘Limited Exemption from Comparative IFRS 7 Disclosure for First-time Adopters’

•	2010 Annual improvements to IFRS
ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on the consolidated financial statements.
Furthermore, in 2009 IFRS 9 ‘Financial Instruments’ was issued, which is effective as of 2013. Implementation of IFRS 9 may have a significant impact on equity and/or result of ING Group.
International Financial Reporting Standards as issued by the IASB provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as issued by the IASB and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2009 Annual Accounts.
IFRS-EU refers to International Financial Reporting Standards as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. The published 2009 Consolidated Annual Accounts of ING Group are presented in accordance with IFRS-EU. The Annual Accounts of ING Group will remain to be prepared under IFRS-EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk.
Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.
This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the possibility that had ING Group applied IFRS-IASB as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net result amounts compared to those indicated in these Condensed interim accounts.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
A reconciliation between IFRS-EU and IFRS-IASB is included below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (“US GAAP”).
Reconciliation shareholders’ equity and net result under IFRS-EU and IFRS-IASB:

	Shareholders’ equity
	June 30,	December	Net result first half year
	2010	31, 2009	2010	2009
In accordance with IFRS-IASB	37,734	31,121	1,269	(1,139)

Adjustment of the EU ‘IAS 39 carve-out’	5,210	3,671	1,539	569
Tax effect of the adjustment	(1,321)	(929)	(392)	(152)

Effect of adjustment after tax	3,889	2,742	1,147	417

In accordance with IFRS-EU	41,623	33,863	2,416	(722)

Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
Adequacy test
The adequacy of the Provision for life insurance, net of unamortised interest rate rebates, DAC and VOBA (the net insurance liabilities), is evaluated regularly by each business unit for the business originated in that business unit. The test considers current estimates of all contractual and related cash flows, and future developments. It includes investment income on the same basis, as it is included in the profit and loss account.
If, for any business unit, it is determined, using a best estimate (50%) confidence level, that a shortfall exists, and there are no offsetting amounts within other business units in the Business Line, the shortfall is recognised immediately in the profit and loss account.
If, for any business unit, the net insurance liabilities are not adequate using a prudent 90% confidence level, but there are offsetting amounts within other Group business units, then the business unit is allowed to take measures to strengthen the net insurance liabilities over a period no longer than the expected life of the policies. To the extent that there are no offsetting amounts within other Group business units, any shortfall at the 90% confidence level is recognised immediately in the profit and loss account.
If the net insurance liabilities are determined to be adequate at above the 90% confidence level, no reduction in the net insurance liabilities is recognised.
As at December 31, 2009, the Legacy Variable Annuity business in the US was inadequate at the 90% confidence level. As there were offsetting amounts within other Group business units, the Group remained adequate at the 90% confidence level. In line with the above policy, specific measures were defined to mitigate the inadequacy in the Legacy Variable Annuity business in the US. These specific measures are effective as of 2010 and disallow recognising additions to DAC that would otherwise result from negative amortisation and unlocking. Interest and new deferrals, as well as amortisation/unlocking that reduce DAC, continue to be recognised unchanged. This cap on DAC is applied on a quarterly basis and in any year if and when a reserve inadequacy exists at the start of the year. The impact on the six month period ended June 30, 2010 was EUR 105 million lower DAC and consequently lower result before tax.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
2. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS
Financial assets at fair value through profit and loss

	June 30,	December 31,
amounts in millions of euros	2010	2009
Trading assets	135,627	111,444
Investment for risk of policyholders	116,521	104,597
Non-trading derivatives	15,895	11,632
Designated as at fair value through profit and loss	6,331	5,517

	274,374	233,190

3. INVESTMENTS
Investments

	June 30,	December 31,
amounts in millions of euros	2010	2009
Available-for-sale
– equity securities	9,402	8,853
– debt securities	214,989	188,850

	224,391	197,703

Held-to-maturity
– debt securities	12,722	14,409

	12,722	14,409

	237,113	212,112

Held-to-maturity debt securities – sale and reclassification to available-for-sale investments
In the second quarter of 2010 EUR 51 million of Greek government bonds that were classified as held-to-maturity investments were sold. Furthermore, EUR 282 million of Greek government bonds were reclassified from held-to-maturity to available-for-sale investments. As the decisions to sell and reclassify were based on the significant deterioration in the issuer’s creditworthiness compared to the credit rating at initial recognition, this sale and reclassification does not impact the intent for the remainder of the held-to-maturity investment portfolio.
Reclassifications to investments held to maturity (2009)
During the second quarter of 2009 the Group reclassified EUR 0.7 billion of available-for-sale investments to held-to-maturity. The reclassification resulted from reduction in market liquidity for these assets; the Group has the intent and ability to hold these assets until maturity.
Reclassifications to Loans and advances to customers and Amounts due from banks (2009 and 2008)
Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS as of the third quarter of 2008. In the second and first quarter of 2009 and in the fourth quarter of 2008 ING Group reclassified certain financial assets from Investments available-for-sale to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had an intent to hold for the foreseeable future. The table below provides information on the three reclassifications made in the first and second quarter of 2009 and the fourth quarter of 2008. Information is provided for each of the three reclassifications (see columns) as at the date of reclassification and as at the end of the subsequent reporting periods (see rows). This information is disclosed under IFRS as long as the reclassified assets continue to be recognised in the balance sheet.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Reclassifications to Loans and advances to customers and Amounts due from banks

amounts in millions of euros	Q2 2009	Q1 2009	Q4 2008

As per reclassification date
Fair value	6,135	22,828	1,594
Effective interest rate (weighted average)	1.4%–24.8%	2.1%–11.7%	4.1%–21%
Expected recoverable cash flows	7,118	24,052	1,646
Unrealised fair value losses in shareholders’ equity (before tax)	(896)	(1,224)	(69)
Recognised fair value gains (losses) in shareholders’ equity (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	173	nil	-79
Recognised impairment (before tax) between the beginning of the year in which the reclassification took place and the reclassification date	nil	nil	nil

2010
Carrying value as at June 30	6,230	18,872	996
Fair value as at June 30	6,441	18,287	995
Unrealised fair value losses in shareholders’ equity (before tax) as at June 30	(604)	(774)	(72)
Effect on shareholders’ equity (before tax) for the six month period ended June 30 if reclassification had not been made	211	(585)	(1)
Effect on result (before tax) for the six month period ended June 30 if reclassification had not been made	nil	nil	nil
Effect on result (before tax) for the six month period ended June 30 (mainly interest income)	56	255	19
Recognised impairments (before tax) for the six month period ended June 30	1	nil	nil
Recognised provision for credit losses (before tax) for the six month period ended June 30	1	nil	nil

2009
Carrying value as at December 31	6,147	20,551	1,189
Fair value as at December 31	6,472	20,175	1,184
Unrealised fair value losses in shareholders’ equity (before tax) as at December 31	(734)	(902)	(67)
Effect on shareholders’ equity (before tax) if reclassification had not been made	325	(376)	(5)
Effect on result (before tax) if reclassification had not been made	nil	nil	nil
Effect on result (before tax) after the reclassification till December 31 (mainly interest income)	54	629	47
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	nil	nil	nil

2008
Carrying value as at December 31			1,592
Fair value as at December 31			1,565
Unrealised fair value losses recognised in shareholders’ equity (before tax) as at December 31	(971)	(192)	(79)
Effect on shareholders’ equity (before tax) if reclassification had not been made	n/a	n/a	(28)
Effect on result (before tax) if reclassification had not been made	n/a	n/a	nil
Effect on result (before tax) after the reclassification till December 31 (mainly interest income)	n/a	n/a	9
Recognised impairments (before tax)	nil	nil	nil
Recognised provision for credit losses (before tax)	n/a	n/a	nil

2007
Unrealised fair value losses recognised in shareholders’ equity (before tax) during the year			(20)
Recognised impairments (before tax)			nil

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
4. LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers by banking and insurance operations

	June 30,	December 31,
amounts in millions of euros	2010	2009

Banking operations	583,927	551,011
Insurance operations	34,179	29,060

	618,106	580,071
Eliminations	(10,563)	(4,796)

	607,543	575,275

Loans and advances to customers by type — banking operations

	June 30,	December 31,
amounts in millions of euros	2010	2009

Loans to, or guaranteed by, public authorities	56,340	51,082
Loans secured by mortgages	325,017	302,855
Loans guaranteed by credit institutions	8,801	10,229
Personal lending	19,626	19,960
Mortgage backed securities	16,973	17,814
Corporate loans	162,295	153,424

	589,052	555,364
Loan loss provisions	(5,125)	(4,353)

	583,927	551,011

Changes in loan loss provisions

	Banking		Insurance		Total
	6 month	year	6 month	year	6 month	year
	period	ended	period	ended	period	ended
	ended		ended		ended
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
amounts in millions of euros	2010	2009	2010	2009	2010	2009

Opening balance	4,399	2,611	111	59	4,510	2,670
Changes in the composition of the group		(3)		(3)		(6)
Write-offs	(491)	(1,217)	(21)	(13)	(512)	(1,230)
Recoveries	50	148	(2)	1	48	149
Increase in loan loss provisions	962	2,973	14	67	976	3,040
Exchange rate differences	273	(47)	9		282	(47)
Other changes	(23)	(66)	(1)		(24)	(66)

Closing balance	5,170	4,399	110	111	5,280	4,510

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented on the face of the profit and loss account.
The loan loss provision relating to banking operations at June 30, 2010 of EUR 5,170 million ( December 31, 2009: EUR 4,399 million) is presented in the balance sheet under Loans and advances to customers and Amounts due from banks for EUR 5,125 million (December 31, 2009: EUR 4,353 million) and EUR 45 million (December 31, 2009: EUR 46 million) respectively.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
5. INTANGIBLE ASSETS
Intangible assets

	June 30,	December 31,
amounts in millions of euros	2010	2009

Value of business acquired	1,463	1,502
Goodwill	3,405	3,071
Software	780	803
Other	647	645

	6,295	6,021

6. ASSETS AND LIABILITIES HELD FOR SALE
Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which a sale is agreed or highly probable at balance sheet date but for which the transaction has not yet fully closed. For June 30, 2010 this relates to Pacific Antai Life Insurance Company Ltd. (PALIC) in China and the non-life insurance operations in Greece. These were also held for sale at December 31, 2009 but have not yet been closed. Transactions closed during the first half year but included in Assets and liabilities held for sale at December 31, 2009 included Swiss and Asian Private Banking business and three U.S. independent retail broker-dealer units. Reference is made to Note 12 ‘Acquisitions and disposals’.
Assets held for sale

	June 30,	December 31,
amounts in millions of euros	2010	2009

Cash and bank balances with central banks	19	264
Amounts due from banks		474
Financial assets at fair value through profit and loss	9	389
Available-for-sale investments	180	458
Loans and advances to customers	47	3,242
Reinsurance contracts	3	3
Property and equipment	1	37
Intangible assets		3
Deferred acquisition costs	44	35
Other assets	10	119

	313	5,024

Liabilities held for sale

	June 30,	December 31,
amounts in millions of euros	2010	2009

Insurance and investments contracts	237	191
Amounts due to banks		31
Customer deposits and other funds on deposit		4,480
Financial liabilities at fair value through profit and loss		36
Other liabilities	16	152

	253	4,890
7. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS
Financial liabilities at fair value through profit and loss

	June 30,	December 31,
amounts in millions of euros	2010	2009

Trading liabilities	117,713	98,245
Non-trading derivatives	22,140	20,070
Designated as at fair value through profit and loss	13,066	11,474

	152,919	129,789

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
8. INVESTMENT INCOME
Investment income
3 month period

	Banking		Insurance		Total
	April 1 to June 30		April 1 to June 30		April 1 to June 30
amounts in millions of euros	2010	2009	2010	2009	2010	2009

Income from real estate investments	34	42	21	15	55	57
Dividend income	14	15	88	86	102	101
Income from investments in debt securities			1,448	1,424	1,448	1,424
Income from loans			361	305	361	305
Realised gains/losses on disposal of debt securities	20	22	(34)	163	(14)	185
Reversals/Impairments of available-for-sale debt securities	(31)	(376)	(124)	(58)	(155)	(434)
Realised gains/losses on disposal of equity securities	112	1	48	72	160	73
Impairments of available-for-sale equity securities	(14)	(7)	(6)	(60)	(20)	(67)
Change in fair value of real estate investments	(14)	(290)	(16)	(23)	(30)	(313)

	121	(593)	1,786	1,924	1,907	1,331

Investment income
6 month period

	Banking		Insurance		Total
	January 1 to June 30		January 1 to June 30		January 1 to June 30
amounts in millions of euros	2010	2009	2010	2009	2010	2009

Income from real estate investments	75	83	38	30	113	113
Dividend income	17	15	112	108	129	123
Income from investments in debt securities			2,774	2,905	2,774	2,905
Income from loans			737	680	737	680
Realised gains/losses on disposal of debt securities	125	199	(89)	(149)	36	50
Reversals/Impairments of available-for-sale debt securities	(107)	(555)	(285)	(255)	(392)	(810)
Realised gains/losses on disposal of equity securities	115	4	72	106	187	110
Impairments of available-for-sale equity securities	(22)	(28)	(10)	(246)	(32)	(274)
Change in fair value of real estate investments	(35)	(370)	(34)	(67)	(69)	(437)

	168	(652)	3,315	3,112	3,483	2,460

9. OTHER INCOME
Other income
3 month period

	Banking		Insurance		Total
	April 1 to June 30		April 1 to June 30		April 1 to June 30
amounts in millions of euros	2010	2009	2010	2009	2009	2010

Net result on disposal of group companies	(10)	(9)		(5)	(10)	(14)
Valuation results on non-trading derivatives	(637)	121	2,123	(2,631)	1,486	(2,510)
Net trading income	152	404	(428)	205	(276)	609
Result from associates	5	(185)	23	(10)	28	(195)
Other income	96	(1)	133	79	229	78

	(394)	330	1,851	(2,362)	1,457	(2,032)

Valuation results on non-trading derivatives in Insurance is mainly a result of positive fair value changes on derivatives used to hedge direct and indirect equity exposures and foreign exchange exposures without applying hedge accounting. Indirect equity exposures relate to certain guaranteed benefits in insurance liabilities in the US, Japan, and the Netherlands. In the second quarter of 2010 the fair value changes on these derivatives were positive, as stock market returns became negative. In the second quarter of 2009 the impact was the opposite as fair value changes on these
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
derivatives were negative as stock market returns became positive. Foreign exchange derivatives are used to offset foreign exchange results that are recognised in Net trading income.
Result from associates
3 month period

	Banking		Insurance		Total
	April 1 to June 30		April 1 to June 30		April 1 to June 30
amounts in millions of euros	2010	2009	2010	2009	2010	2009

Share of results from associates	6	(184)	23	(10)	29	(194)
Impairments	(1)	(1)			(1)	(1)

	5	(185)	23	(10)	28	(195)

Other income
6 month period

	Banking		Insurance		Total
	January 1 to June 30		January 1 to June 30		January 1 to June 30
amounts in millions of euros	2010	2009	2010	2009	2010	2009

Net result on disposal of group companies	385	(9)	2	(47)	387	(56)
Valuation results on non-trading derivatives	(1,770)	(1,053)	1,696	(2,093)	(74)	(3,146)
Net trading income	667	665	(518)	156	149	821
Result from associates	15	(280)	75	(111)	90	(391)
Other income	160	148	288	118	448	266

	(543)	(529)	1,543	(1,977)	1,000	(2,506)

Valuation results on non-trading derivatives in Insurance is mainly a result of positive fair value changes on derivatives used to hedge direct and indirect equity exposures and foreign exchange exposures without applying hedge accounting. Indirect equity exposures relate to certain guaranteed benefits in insurance liabilities in the US, Japan, and the Netherlands. In the first half year of 2010, the fair value changes on these derivatives were positive, as stock market returns became negative. In the first half year of 2009 the impact was the opposite as fair value changes on these derivatives were negative as stock market returns became positive. Foreign exchange derivatives are used to offset foreign exchange results that are recognised in Net trading income.
Result from associates
6 month period

	Banking		Insurance		Total
	January 1 to June 30		January 1 to June 30		January 1 to June 30
amounts in millions of euros	2010	2009	2010	2009	2010	2009

Share of results from associates	17	(279)	75	(111)	92	(390)
Impairments	(2)	(1)			(2)	(1)

	15	(280)	75	(111)	90	(391)

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
10. EARNINGS PER ORDINARY SHARE
Earnings per ordinary share
3 month period

			Weighted average
			number of ordinary
	Amount		shares outstanding
	(in millions of		during the period		Per ordinary share
	euros)		(in millions)		(in euros)

	April 1 to June 30		April 1 to June 30		April 1 to June 30
	2010	2009	2010	2009	2010	2009

Net result	527	528	3,780.5	2,022.6
Attribution to non-voting equity securities (1)		(850)
Impact of rights issue (2)				611.4

Basic earnings	527	(322)	3,780.5	2,634.0	0.14	(0.12)

Effect of dilutive securities:
Stock option and share plans			5.4	2.5

			5.4	2.5

Diluted earnings	527	(322)	3,785.9	2,636.5	0.14	(0.12)

(1)	As a net profit has already been reported in the first quarter of 2010 an attribution to non-voting equity securities was included in that period. This attribution represents the amount that would be payable to the holders of the non-voting equity securities if and when the entire net profit for the first profit-making quarter of the year would be distributed as dividend. As ING Group did not report a profit in the first quarter of 2009, but did report a profit in the second quarter, the attribution is included in the 2009 comparatives in the second quarter. This amount is only included for the purpose of determining earnings per share under IFRS and does not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

(2)	The rights issue, which was finalised on December 15, 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor of approximately 1.3 that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares. The effect of the rights issue on the dilutive securities is adjusted as well.
Earnings per ordinary share
6 month period

			Weighted average
			number of ordinary
	Amount		shares outstanding
	(in millions		during the period		Per ordinary share
	of euros)		(in millions)		(in euros)

	January 1 to June 30		January 1 to June 30		January 1 to June 30
	2010	2009	2010	2009	2010	2009
Net result	1,269	(1,139)	3,782.5	2,024.0
Attribution to non-voting equity securities (1)	(425)
Impact of rights issue (2)				611.8

Basic earnings	844	(1,139)	3,782.5	2.635.8	0.22	(0.43)

Effect of dilutive securities:
Stock option and share plans			5.4	2.5

			5.4	2.5

Diluted earnings	844	(1,139)	3,787.9	2,638.3	0.22	(0.43)

(1)	As a net profit is reported in the first half year of 2010 an attribution to non-voting equity securities is included. As a loss was reported in the first half year of 2009 no attribution to non-voting equity securities was included. This attribution represents the amount that would be payable to the holders of the non-voting equity securities if and when the entire net profit for the first half year of 2010 would be distributed as dividend. This amount is only included for the purpose of determining earnings per share under IFRS and does not represent a payment (neither actual nor proposed) to the holders of the non-voting equity securities.

(2)	The rights issue, which was finalised on December 15, 2009 has an effect on the basic earnings per share and the diluted earnings per share, as defined in IFRS. All weighted average number of shares outstanding before the rights issue are restated with an adjustment factor of approximately 1.3 that reflects the fact that the exercise price of the rights issue was less than the fair value of the shares. The effect of the rights issue on the dilutive securities is adjusted as well.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Diluted earnings per share data are computed as if the stock options and warrants outstanding at year-end had been exercised at the beginning of the period. It is also assumed that ING Group uses the cash received from exercised stock options and warrants or non-voting equity securities converted to buy its own shares against the average market price in the financial year. The net increase in the number of shares resulting from exercising warrants and stock options or converting non-voting equity securities is added to the average number of shares used for the calculation of diluted earnings per share. The potential conversion of the non-voting equity securities has an antidilutive effect on the earnings per share calculation in 2010 and 2009 (the diluted earnings per share becoming less negative than the basic earnings per share). Therefore, the potential conversion is not taken into account in determining the weighted average number of shares for the calculation of diluted earnings per share for these years.
11. SEGMENT REPORTING
ING Group’s operating segments relate to the internal segmentation by business lines; segments include the thirteen business lines and the two corporate lines. As a result of changes in the internal management and reporting structure the operating segments have changed as from January 1, 2010. ING Group identifies the following operating segments:
Operating segments of ING Group

Banking	Insurance
Retail Netherlands	Insurance Benelux
Retail Belgium	Insurance Central and Rest of Europe (CRE)
ING Direct	Insurance US
Retail Central Europe (CE)	Insurance Latin America
Retail Asia	Insurance Asia/Pacific
Commercial Banking (excluding ING Real Estate)	ING Investment Management (IM)
ING Real Estate	Corporate Line Insurance
Corporate Line Banking
In 2009, ING Group consisted of the following business lines: Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific.
The Executive Board of ING Group, the Management Board Banking and the Management Board Insurance set the performance targets and approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board, the Management Board Banking and the Management Board Insurance.
The accounting policies of the operating segments are the same as those described in the Annual Accounts 2009. Transfer prices for inter-segment transactions are set at arm’s length. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income and/or assets of the segment.
ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS excluding the impact of divestments and special items.
As of 2010:
•	Capital gains on public equity securities (net of impairments) are reported in the relevant business line. Until 2009 capital gains on public equity securities in Insurance were reported in the Corporate Line Insurance, whereas a notional return was allocated to the Insurance business lines.
•	An arms’ length fee is charged by ING IM to the relevant business line. Until 2009, a cost-based fee was charged.
•	The Corporate Line Insurance includes reinsurance to ING Re of ING Life Japan guaranteed benefits associated with SPVA contracts, along with the corresponding SPVA hedging results. Until 2009 these were reported under Insurance Asia/Pacific.
The comparative figures were adjusted accordingly.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
The following table specifies the main sources of income of each of the segments:
Specification of the main sources of income in each of the segments

Segment	Main source of income
Retail Netherlands	Income from retail and private banking activities in the Netherlands. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending.

Retail Belgium	Income from retail and private banking activities in Belgium. The main products offered are similar as those in the Netherlands.

Retail CE	Income from retail and private banking activities in Central Europe. The main products offered are similar as those in the Netherlands.

Retail Asia	Income from retail activities in Asia. The main products offered are similar as those in the Netherlands.

ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.

Commercial Banking (excluding ING Real Estate)	Income from wholesale banking activities. A full range of products is offered from cash management to corporate finance.

ING Real Estate	Income from real estate activities.

Insurance Benelux	Income from life insurance, non-life insurance and retirement services in the Benelux.

Insurance CRE	Income from life insurance, non-life insurance and retirement services in Central and Rest of Europe.

Insurance US	Income from life insurance and retirement services in the US.

Insurance Latin America	Income from life insurance and retirement services in Latin America.

Insurance Asia/Pacific	Income from life insurance and retirement services in Asia/Pacific.

ING IM	Income from investment management activities.

Corporate Line Banking	Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Corporate Line Insurance	The Corporate Line Insurance includes mainly items related to capital management, run-off portfolios and ING Re.
Operating segments Banking
3 month period
April 1 to June 30, 2010

	Retail					Commer-		Cor-porate	Total
	Nether-	Retail	ING	Retail	Retail	cial	Real	Line	Banking	Elimi-	Total
amounts in millions of euros	lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	segments	nations	Banking

Underlying income:
— Net interest result	937	392	948	177	44	723	96	(70)	3,247		3,247
— Commission income	123	92	41	73	13	226	92	(3)	657		657
— Total investment and other income	(2)	29	(59)	(6)	8	(454)	19	190	(275)		(275)

Total underlying income	1,058	513	930	244	65	495	207	117	3,629		3,629

Underlying expenditure:
— Operating expenses	569	329	433	196	43	514	112	4	2,200		2,200
— Additions to loan loss provision	123	44	88	21	7	168	14		465		465
— Other impairments*	10		3				85	8	106		106

Total underlying expenses	702	373	524	217	50	682	211	12	2,771		2,771
Underlying result before taxation	356	140	406	27	15	(187)	(4)	105	858		858
Taxation	94	22	136	6	2	(57)	3	29	235		235
Minority interests		(7)		5	5	9	5		17		17

Underlying net result	262	125	270	16	8	(139)	(12)	76	606		606

*	analysed as a part of operating expenses
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts

Operating segments Insurance
3 month period
April 1 to June 30, 2010

				Insurance			Corporate	Total
	Insurance	Insurance	Insurance	Latin	Insurance		Line	Insurance	Elimi-	Total
amounts in millions of euros	Benelux	CRE	US	America	Asia/Pacific	ING IM	Insurance	segments	nations	Insurance

Underlying income:
— Gross premium income	1,600	522	3,020	37	1,610		89	6,878	(82)	6,796
— Commission income	(5)	41	117	94	3	215	1	466		466
— Total investment and other income	976	60	1,390	77	223	17	1,101	3,844	(172)	3,672

Total underlying income	2,571	623	4,527	208	1,836	232	1,191	11,188	(254)	10,934

Underlying expenditure:
— Underwriting expenditure	2,055	517	4,669	53	1,584	1	1,020	9,899	(82)	9,817
— Operating expenses	217	63	312	56	134	189	24	995		995
— Other interest expenses	31	(13)	18	26	1	1	328	392	(172)	220
— Other impairments							17	17		17

Total underlying expenses	2,303	567	4,999	135	1,719	191	1,389	11,303	(254)	11,049
Underlying result before taxation	268	56	(472)	73	117	41	(198)	(115)		(115)
Taxation	45	9	(212)	10	33	18	(53)	(150)		(150)
Minority interests	1	3		1			(3)	2		2

Underlying net result	222	44	(260)	62	84	23	(142)	33		33

While the reserves for the segment Insurance US are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. In line with Group Policy, Insurance US is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.
Underwriting expenditure includes an equity market related DAC unlocking charge of EUR 530 million in the second quarter of 2010, compared with a DAC unlocking benefit of EUR 176 million in the second quarter of 2009.
Operating segments Total
3 month period
April 1 to June 30, 2010

amounts in millions of euros	Total Banking	Total Insurance	Total segments	Eliminations	Total

Underlying income:
— Gross premium income		6,796	6,796		6,796
— Net interest result - banking operations	3,247		3,247	(29)	3,218
— Commission income	657	466	1,123		1,123
— Total investment and other income	(275)	3,672	3,397	(32)	3,365

Total underlying income	3,629	10,934	14,563	(61)	14,502

Underlying expenditure:
— Underwriting expenditure		9,817	9,817		9,817
— Operating expenses	2,200	995	3,195		3,195
— Other interest expenses		220	220	(61)	159
— Additions to loan loss provision	465		465		465
— Other impairments*	106	17	123		123

Total underlying expenses	2,771	11,049	13,820	(61)	13,759
Underlying result before taxation	858	(115)	743		743
Taxation	235	(150)	85		85
Minority interests	17	2	19		19

Underlying net result	606	33	639		639

*	for Banking analysed as a part of operating expenses
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts

Operating segments Banking
3 month period
April 1 to June 30, 2009

	Retail	Retail	ING	Retail	Retail	Commer-cial	Real	Cor-porate Line	Total Banking	Elimi-	Total
amounts in millions of euros	Nether-lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	segments	nations	Banking

Underlying income:
— Net interest result	769	428	813	172	27	932	88	(63)	3,166		3,166
— Commission income	123	98	43	64	8	214	79	1	630		630
— Total investment and other income	36	28	(431)	(11)	10	793	(508)	(208)	(291)		(291)

Total underlying income	928	554	425	225	45	1,939	(341)	(270)	3,505		3,505

Underlying expenditure:
— Operating expenses	618	323	428	167	35	491	113	28	2,203		2,203
— Additions to loan loss provision	109	42	169	12	8	407	71	(1)	817		817
— Other impairments*			3				55	8	66		66

Total underlying expenses	727	365	600	179	43	898	239	35	3,086		3,086
Underlying result before taxation	201	189	(175)	46	2	1,041	(580)	(305)	419		419
Taxation	49	50	(89)	9	2	214	(94)	(79)	62		62
Minority interests				3	2	10	(103)	3	(85)		(85)

Underlying net result	152	139	(86)	34	(2)	817	(383)	(229)	442		442

*	analysed as a part of operating expenses
Operating segments Insurance
3 month period
April 1 to June 30, 2009

							Corporate	Total
	Insurance	Insurance	Insurance	Insurance Latin	Insurance	ING	Line	Insurance	Elimi-	Total
amounts in millions of euros	Benelux	CRE	US	America	Asia/Pacific	IM	Insurance	segments	nations	Insurance

Underlying income:
— Gross premium income	1,680	486	3,342	52	1,625		78	7,263	(71)	7,192
— Commission income	23	41	92	95	5	180	(4)	432		432
— Total investment and other income	124	79	(272)	76	186	(25)	(322)	(154)	(293)	(447)

Total underlying income	1,827	606	3,162	223	1,816	155	(248)	7,541	(364)	7,177

Underlying expenditure:
— Underwriting expenditure	1,461	457	2,665	85	1,587	1	(460)	5,796	(71)	5,725
— Operating expenses	250	62	284	44	129	143	22	934		934
— Other interest expenses	72	9	30	25	4	2	410	552	(293)	259
— Other impairments							17	17		17

Total underlying expenses	1,783	528	2,979	154	1,720	146	(11)	7,299	(364)	6,935
Underlying result before taxation	44	78	183	69	96	9	(237)	242		242
Taxation	(15)	19	41	15	22	12	(81)	13		13
Minority interests	1	4		1			(4)	2		2

Underlying net result	58	55	142	53	74	(3)	(152)	227		227

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Operating segments Total
3 month period
April 1 to June 30, 2009

amounts in millions of euros	Total Banking	Total Insurance	Total segments	Eliminations	Total

Underlying income:
— Gross premium income		7,192	7,192		7,192
— Net interest result - banking operations	3,166		3,166	(41)	3,125
— Commission income	630	432	1,062		1,062
— Total investment and other income	(291)	(447)	(738)	(42)	(780)

Total underlying income	3,505	7,177	10,682	(83)	10,599

Underlying expenditure:
— Underwriting expenditure		5,725	5,725		5,725
— Operating expenses	2,203	934	3,137		3,137
— Other interest expenses		259	259	(83)	176
— Additions to loan loss provision	817		817		817
— Other impairments*	66	17	83		83

Total underlying expenses	3,086	6,935	10,021	(83)	9,938
Underlying result before taxation	419	242	661		661
Taxation	62	13	75		75
Minority interests	(85)	2	(83)		(83)

Underlying net result	442	227	669		669

*	for Banking analysed as a part of operating expenses
Reconciliation between IFRS-IASB and Underlying income, expenses and net result
3 month period

	April 1 to June 30, 2010			April 1 to June 30, 2009
amounts in millions of euros	Income	Expenses	Net result	Income	Expenses	Net result

Underlying	14,502	13,759	639	10,599	9,938	669

Divestments		6	(6)	253	231	20
Special items	(1)	143	(106)	19	245	(161)

IFRS-IASB	14,501	13,908	527	10,871	10,414	528

Operating segments Banking
6 month period
January 1 to June 30, 2010

						Commer-		Cor-porate	Total
	Retail Nether-	Retail	ING	Retail	Retail	cial	Real	Line	Banking	Elimi-	Total
amounts in millions of euros	lands	Belgium	Direct	CE	Asia	Banking	Estate	Banking	segments	nations	Banking

Underlying income:
— Net interest result	1,849	783	1,815	352	86	1,537	195	(116)	6,501		6,501
— Commission income	265	188	79	144	26	430	187	(6)	1,313		1,313
— Total investment and other income	(2)	65	(108)	(8)	18	(928)	42	128	(793)		(793)

Total underlying income	2,112	1,036	1,786	488	130	1,039	424	6	7,021		7,021

Underlying expenditure:
— Operating expenses	1,116	639	888	379	80	1,054	232	44	4,432		4,432
— Additions to loan loss provision	265	83	217	37	16	272	72		962		962
— Other impairments*	16		6			1	237	16	276		276

Total underlying expenses	1,397	722	1,111	416	96	1,327	541	60	5,670		5,670
Underlying result before taxation	715	314	675	72	34	(288)	(117)	(54)	1,351		1,351
Taxation	183	68	218	13	9	(83)	(5)	(17)	386		386
Minority interests		(8)		9	11	18	4		34		34

Underlying net result	532	254	457	50	14	(223)	(116)	(37)	931		931

*	analysed as a part of operating expenses
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Operating segments Insurance
6 month period
January 1 to June 30, 2010

	Insurance	Insurance	Insurance	Insurance Latin	Insurance		Corporate Line	Total Insurance		Total
amounts in millions of euros	Benelux	CRE	US	America	Asia/Pacific	ING IM	Insurance	segments	Eliminations	Insurance

Underlying income:
— Gross premium income	4,597	1,065	6,086	69	3,228		188	15,233	(175)	15,058
— Commission income	(8)	77	220	182	7	419	1	898		898
— Total investment and other income	1,778	160	1,767	153	425	23	1,083	5,389	(481)	4,908

Total underlying income	6,367	1,302	8,073	404	3,660	442	1,272	21,520	(656)	20,864

Underlying expenditure:
— Underwriting expenditure	5,384	1,049	7,928	103	3,153	2	860	18,479	(175)	18,304
— Operating expenses	457	126	606	101	253	349	47	1,939		1,939
— Other interest expenses	72		37	48	1	1	756	915	(481)	434
— Other impairments							33	33		33

Total underlying expenses	5,913	1,175	8,571	252	3,407	352	1,696	21,366	(656)	20,710

Underlying result before taxation	454	127	(498)	152	253	90	(424)	154		154
Taxation	90	26	(134)	23	71	30	(97)	9		9
Minority interests		5		2		1	(5)	3		3

Underlying net result	364	96	(364)	127	182	59	(322)	142		142

While the reserves for the segment Insurance US are adequate at the 50% confidence level, a net reserve inadequacy exists using a prudent (90%) confidence level. In line with Group Policy, Insurance US is taking measures to improve adequacy in that region. This inadequacy was offset by reserve adequacies in other segments, such that at the Group level there is a net adequacy at the prudent (90%) confidence level.
Underwriting expenditure includes an equity market related DAC unlocking charge of EUR 568 million in the first six months of 2010, compared with a DAC unlocking charge of EUR 451 million in the first six months of 2009.
Operating segments Total
6 month period
January 1 to June 30, 2010

amounts in millions of euros	Total Banking	Total Insurance	Total segments	Eliminations	Total

Underlying income:
— Gross premium income		15,058	15,058		15,058
— Net interest result — banking operations	6,501		6,501	(67)	6,434
— Commission income	1,313	898	2,211		2,211
— Total investment and other income	(793)	4,908	4,115	(52)	4,063

Total underlying income	7,021	20,864	27,885	(119)	27,766

Underlying expenditure:
— Underwriting expenditure		18,304	18,304		18,304
— Operating expenses	4,432	1,939	6,371		6,371
— Other interest expenses		434	434	(119)	315
— Additions to loan loss provision	962		962		962
— Other impairments*	276	33	309		309

Total underlying expenses	5,670	20,710	26,380	(119)	26,261
Underlying result before taxation	1,351	154	1,505		1,505
Taxation	386	9	395		395
Minority interests	34	3	37		37

Underlying net result	931	142	1,073		1,073

*	for Banking analysed as a part of operating expenses
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Operating segments Banking

6 month period
January 1 to June 30, 2009

amounts in millions of euros	Retail Netherlands	Retail Belgium	ING Direct	Retail CE	Retail Asia	Commercial Banking	Real Estate	Corporate Line Banking	Total Banking segments	Eliminations	Total Banking

Underlying income:
— Net interest result	1,565	836	1,518	330	49	1,836	167	(113)	6,188		6,188
— Commission income	265	174	75	122	17	383	168		1,204		1,204
— Total investment and other income	44	51	(553)	(49)	15	(31)	(653)	(122)	(1,298)		(1,298)

Total underlying income	1,874	1,061	1,040	403	81	2,188	(318)	(235)	6,094		6,094

Underlying expenditure:
— Operating expenses	1,321	661	838	318	67	1,012	221	44	4,482		4,482
— Additions to loan loss provision	236	95	327	64	16	606	153	2	1,499		1,499
— Other impairments*	(1)		6				78	16	99		99

Total underlying expenses	1,556	756	1,171	382	83	1,618	452	62	6,080		6,080
Underlying result before taxation	318	305	(131)	21	(2)	570	(770)	(297)	14		14
Taxation	79	77	(63)	5	2	109	(148)	(77)	(16)		(16)
Minority interests		1			5	15	(130)		(109)		(109)

Underlying net result	239	227	(68)	16	(9)	446	(492)	(220)	139		139

*	analysed as a part of operating expenses
Operating segments Insurance
6 month period
January 1 to June 30, 2009

	Insurance	Insurance	Insurance	Insurance Latin	Insurance		Corporate Line	Total Insurance		Total
amounts in millions of euros	Benelux	CRE	US	America	Asia/Pacific	ING IM	Insurance	segments	Eliminations	Insurance

Underlying income:
— Gross premium income	4,112	1,005	7,251	107	3,536		172	16,183	(156)	16,027
— Commission income	38	73	191	189	10	360	(7)	854		854
— Total investment and other income	912	198	510	153	330	-37	(76)	1,990	(637)	1,353

Total underlying income	5,062	1,276	7,952	449	3,876	323	89	19,027	(793)	18,234

Underlying expenditure:
— Underwriting expenditure	4,459	984	7,764	169	3,443	1	(209)	16,611	(156)	16,455
— Operating expenses	534	131	572	83	266	277	51	1,914		1,914
— Other interest expenses	175	19	65	65	8	8	838	1,178	(637)	541
— Other impairments							35	35		35

Total underlying expenses	5,168	1,134	8,401	317	3,717	286	715	19,738	(793)	18,945
Underlying result before taxation	(106)	142	(449)	132	159	37	(626)	(711)		(711)
Taxation	28	32	(101)	27	47	21	(192)	(138)		(138)
Minority interests	2	6		3		1	(6)	6		6

Underlying net result	(136)	104	(348)	102	112	15	(428)	(579)		(579)

ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Operating segments Total
6 month period
January 1 to June 30, 2009

amounts in millions of euros	Total Banking	Total Insurance	Total segments	Eliminations	Total

Underlying income:
— Gross premium income		16,027	16,027		16,027
— Net interest result — banking operations	6,188		6,188	(44)	6,144
— Commission income	1,204	854	2,058		2,058
— Total investment and other income	(1,298)	1,353	55	(127)	(72)

Total underlying income	6,094	18,234	24,328	(171)	24,157

Underlying expenditure:
— Underwriting expenditure		16,455	16,455		16,455
— Operating expenses	4,482	1,914	6,396		6,396
— Other interest expenses		541	541	(171)	370
— Additions to loan loss provision	1,499		1,499		1,499
— Other impairments*	99	35	134		134

Total underlying expenses	6,080	18,945	25,025	(171)	24,854
Underlying result before taxation	14	(711)	(697)		(697)
Taxation	(16)	(138)	(154)		(154)
Minority interests	(109)	6	(103)		(103)

Underlying net result	139	(579)	(440)		(440)

*	for Banking analysed as a part of operating expenses
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
Reconciliation between IFRS-IASB and Underlying income, expenses and net result
6 month period

	January 1 to June 30, 2010			January 1 to June 30, 2009
amounts in millions of euros	Income	Expenses	Net result	Income	Expenses	Net result

Underlying	27,766	26,261	1,073	24,157	24,854	(440)

Divestments	434	25	398	418	551	(101)
Special items	(1)	270	(202)	(15)	745	(598)

IFRS-IASB	28,199	26,556	1,269	24,560	26,150	(1,139)

Divestments in 2010 mainly include the impact of the sale of Private Banking businesses in Asia and Switzerland.
Special items 2010 mainly reflect restructuring costs of EUR 202 million.
Impairments on investments are presented within Investment income, which is part of Total income. This can be specified for each segment as follows:
Impairments/reversals of impairments on investments per operating segment

	3 month period		6 month period
	April 1 to June 30		January 1 to June 30
amounts in millions of euros	2010	2009	2010	2009

ING Direct	27	362	78	491
Commercial Banking (excluding ING Real Estate)	18	21	49	80
Insurance Benelux	16	54	22	62
Insurance CRE	7	1	11	3
Insurance US	110	59	267	231
Insurance Asia/Pacific	(2)	(2)	(1)	4
ING IM	(5)		(8)	23
Corporate Line Banking			1	12
Corporate Line Insurance	4	4	4	179

	175	499	423	1,085

12. ACQUISITIONS AND DISPOSALS
Acquistions
There were no acquisitions in the first half year of 2010.
Disposals
In October 2009 ING reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 344 million (CHF 520 million) in cash. The sale was completed in January 2010. The transaction generates a profit for ING of EUR 73 million in the first half year of 2010.
In October 2009 ING reached an agreement to sell its Asian Private Banking business for a consideration of USD 1,463 million (approximately EUR 1,000 million). The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The sale was completed in January and June 2010 for Private Banking business in Korea. The transaction generated a profit for ING of EUR 332 million in the first half year of 2010.
In November 2009 ING reached an agreement to sell three of its U.S. independent retail broker-dealer units to Lightyear Capital LLC. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California., Multi-Financial Securities Corporation, based in Denver, Colorado., PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office shared services supporting those broker dealers, which collectively do business as ING Advisors Network. The sale was completed in February 2010.
In December 2009 ING announced it will sell its entire stake in China’s Pacific Antai Life Insurance Company Ltd. (PALIC) to China Construction Bank. This is the outcome of a strategic review announced in April 2009 as part of ING’s Back to Basics program. The stake in PALIC is included in the segment Insurance Asia/Pacific. The transaction is expected to be closed in the second half of 2010. PALIC will be deconsolidated in 2010 when ING loses control. It qualifies as a disposal group held for sale at June 30, 2010 as ING expects to recover the carrying amount principally through the sale transactions. It is available for sale in its immediate condition subject to terms that are usual and customary for sales of such assets and the sale is highly probable.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

Notes to the condensed consolidated interim accounts
ING will sell the non-life insurance operations in Greece in the near future. The transaction resulted in a loss of EUR 6 million in 2009. It qualifies as a disposal group held for sale at June 30, 2010 as ING expects to recover the carrying amount principally through the sale transactions. It is available for sale in its immediate condition subject to terms that are usual and customary for sales of such assets and the sale is highly probable.
In 2009 ING reached an agreement to sell the non-life insurance operations in Greece. The transaction resulted in a loss of EUR 6 million in 2009. It qualifies as a disposal group held for sale at 30 June 2010 as ING expects to recover the carrying amount principally through the sale transactions. It is available for sale in its immediate condition subject to terms that are usual and customary for sales of such assets and the sale is highly probable.
13. IMPORTANT EVENTS AND TRANSACTIONS
ING Group transferred its U.S. group reinsurance business to Reinsurance Group America Inc. in 2010 by means of a reinsurance agreement. The transaction resulted in a EUR 70.4 million ceding commission which is required to be recorded as a deferred gain and amortised over the life of the underlying business. EUR 26 million of the gain was amortised into income during the first half year of 2010.
14. FAIR VALUE OF FINANCIAL ASSETS
The methods used to determine fair value of financial assets and liabilities are disclosed in the 2009 Annual Accounts, including a breakdown of fair value determined by Reference to published price quotations in active markets (Level 1), by using Valuation techniques supported by observable inputs (Level 2) and by using Valuation techniques supported by unobservable inputs (Level 3). The classification by Levels was impacted in the first quarter of 2010 by a transfer of available-for-sale investments (ABS) of EUR 3.3 billion from Level 3 to Level 2. Previously these were classified in Level 3 because of the dispersion between prices obtained for the same security from different price sources. In 2010 prices supported by market observable inputs became available and were used in determining fair value.
15. RELATED PARTY TRANSACTIONS
In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.
Transactions with related parties (Joint ventures and associates) and Key management personnel compensation are disclosed in Note 33 ‘Related Parties’ in the ING Group 2009 Annual Accounts. Following the transactions as disclosed in Note 33 ‘Related Parties’ the Dutch State is also a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and on an at arm’s length basis. No other material changes in related party disclosures occurred.
16. DIVIDEND PAID
No dividend was paid in the first half year of 2010.
17. ISSUANCES, REPURCHASES AND REPAYMENT OF DEBT AND EQUITY SECURITIES IN ISSUE
Delta hedge portfolio for employee options
On April 6, 2010 ING Groep N.V. announced that it has bought 13,670,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options and facilitate employee share programmes. The shares were bought in the open market between March 23 and April 6, 2010 at an average price of EUR 7.47 per share.
On June 2, 2010 ING Groep N.V. announced that it has bought 2,080,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options and facilitate employee share programmes. The shares were bought in the open market on 1 and June 2, 2010 at an average price of EUR 6.33 per share.
Issue of debt securities in issue
In total ING Bank issued EUR 10.2 billion in the capital markets (including both unsecured debt and covered bonds) during the first 6 months of 2010. All issues are part of ING’s regular medium term funding operations.
ING Group Condensed consolidated interim financial information for the period ended June 30, 2010 Unaudited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)
By:	/s/ P. Flynn
P. Flynn
Chief Financial Officer

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

Dated: August 10, 2010